AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 15, 1996

                                                       FILE NO.: 333-00889
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                            AMENDMENT NO. 1 TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                         KEY PRODUCTION COMPANY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                     1311                     84-1089744
    (STATE OR OTHER           (PRIMARY STANDARD                (I.R.S.
    JURISDICTION OF              INDUSTRIAL            EMPLOYER IDENTIFICATION
   INCORPORATION OR           CLASSIFICATION CODE                NO.)
     ORGANIZATION)                  NO.)


                        ONE NORWEST CENTER, 20TH FLOOR
                             1700 LINCOLN STREET
                         DENVER, COLORADO 80203-4520
                                (303) 837-0779
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                        CATHY L. ANDERSON, CONTROLLER
                         KEY PRODUCTION COMPANY, INC.
                       1700 LINCOLN STREET, 20TH FLOOR
                         DENVER, COLORADO 80203-4520
                                (303) 837-0779
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

 COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT
                        FOR SERVICE, SHOULD BE SENT TO:

   THOMAS A. RICHARDSON, ESQ.                     WILLIAM B. MASTERS, ESQ.
    HOLME ROBERTS & OWEN LLC                 JONES, WALKER, WAECHTER, POITEVENT,
    1700 LINCOLN, SUITE 4100                     CARRERE & DENEGRE, L.L.P.
       DENVER, CO 80203                            201 ST. CHARLES AVE.
      TEL. (303) 861-7000                     NEW ORLEANS, LOUISIANA 70170-5100
      FAX (303) 866-0200                           TEL. (504) 582-8000
                                                   FAX (504) 582-8012

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ---------------

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]


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

                          KEY PRODUCTION COMPANY, INC.

                             CROSS REFERENCE SHEET

             BETWEEN ITEMS IN PART I OF THE REGISTRATION STATEMENT
               (FORM S-4) AND PROSPECTUS PURSUANT TO ITEM 501(B)

            ITEM OF FORM S-4                     LOCATION IN PROSPECTUS
            ----------------                     ----------------------
 A.INFORMATION ABOUT THE TRANSACTION
  1. Forepart of Registration Statement
      and Outside Front Cover Page of
      Prospectus.......................   Outside Front Cover Page of
                                           Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus........   Inside Front Cover Page of
                                           Prospectus; Available Information;
                                           Incorporation of Certain Documents
                                           by Reference; Table of Contents
  3. Risk Factors, Ratio of Earnings to
      Fixed Charges and Other
      Information......................   Summary
  4. Terms of the Transaction..........   Outside Front Cover Page of
                                           Prospectus; Summary; The Special
                                           Meetings; The Merger; Certain Terms
                                           of the Merger Agreement; Stockholder
                                           Agreement; Description of Key
                                           Production Capital Stock;
                                           Comparative Rights of Key Production
                                           and Brock Stockholders
  5. Pro Forma Financial Information...   Unaudited Pro Forma Condensed
                                           Financial Information
  6. Material Contacts with the Company
      Being Acquired...................   The Merger; Certain Terms of the
                                           Merger Agreement; Stockholder
                                           Agreement; Description of Key
                                           Production Capital Stock
  7. Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to be
      Underwriters.....................                     *
  8. Interests of Named Experts and
      Counsel..........................                     *
  9. Disclosure of Commission Position
      on Indemnification For Securities
      Act Liabilities..................                     *

 B.INFORMATION ABOUT THE REGISTRANT
 10. Information with Respect to S-3
      Registrants......................                     *
 11. Incorporation of Certain
      Information by Reference.........                     *
 12. Information with Respect to S-2 or
      S-3 Registrants..................                     *
 13. Incorporation of Certain
      Information by Reference.........   Incorporation of Certain Documents by
                                           Reference; Description of Key
                                           Production Capital Stock; Outside
                                           Front Cover Page of Prospectus;
                                           Summary; The Special Meetings; The
                                           Merger; Certain Terms of the Merger
                                           Agreement
 14. Information with Respect to
      Registrants other than S-3 or S-2
      Registrants......................                     *

 C.INFORMATION ABOUT THE COMPANY BEING
   ACQUIRED
 15. Information with Respect to S-3
      Companies........................                     *
 16. Information with Respect to S-2 or
      S-3 Companies....................   Incorporation of Certain Documents by
                                           Reference; Outside Front Cover Page
                                           of Prospectus; Summary; The Special
                                           Meetings; The Merger; Certain Terms
                                           of the Merger Agreement
 17. Information with Respect to
      Companies other than S-3 or S-2
      Companies........................                     *

 D.VOTING AND MANAGEMENT INFORMATION
 18. Information if Proxies, Consents
      or Authorizations are to be
      Solicited........................   Outside Front Cover Page of
                                           Prospectus; Summary; The Special
                                           Meetings; The Merger; Certain Terms
                                           of the Merger Agreement; Principal
                                           Stockholders of Key Production and
                                           Brock; Stockholders' Proposals
 19. Information if Proxies, Consents
      or Authorizations are not to be
      Solicited in an Exchange Offer...                     *

-------
* Not applicable or answer is negative.

                         KEY PRODUCTION COMPANY, INC.
                        ONE NORWEST CENTER, 20TH FLOOR
                              1700 LINCOLN STREET
                          DENVER, COLORADO 80203-4520

                            FEBRUARY 16, 1996

To Our Stockholders:

  You are cordially invited to attend a Special Meeting of Stockholders of Key Production Company, Inc. at the University Club, 1673 Sherman Street, Denver, Colorado, on Thursday, March 28, 1996, at 10:00 a.m., local time.

  At the Special Meeting, stockholders will be asked to approve the issuance of Key Production Common Stock in connection with the proposed merger of a subsidiary of Key Production with and into Brock Exploration Corporation, pursuant to the Agreement and Plan of Merger dated December 21, 1995, among Key Production, Brock and Key Acquisition One, Inc., a wholly-owned subsidiary of Key Production. The Merger Agreement provides that, upon consummation of the merger, each issued and outstanding share of common stock of Brock would be converted into the right to receive .6897 shares of Key Production Common Stock. The Merger Agreement and the proposed merger are discussed in more detail in the accompanying Joint Proxy Statement/Prospectus. Please review and consider the enclosed materials carefully.

  YOUR BOARD OF DIRECTORS BELIEVES THAT THE ISSUANCE OF THE KEY PRODUCTION COMMON STOCK IN THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF KEY PRODUCTION AND RECOMMENDS THAT YOU VOTE IN FAVOR OF SUCH ISSUANCE.

  If you have any questions prior to the Special Meeting or need further assistance, please call Corporate Investor Communications, Inc., who will be assisting in connection with the Special Meeting, at 1-800-346-7885.

  Whether or not you plan to be at the Special Meeting, please be sure to sign, date and return the enclosed proxy or voting instruction card in the enclosed envelope as promptly as possible so that your shares may be represented at the Special Meeting and voted in accordance with your wishes. Your vote is important regardless of the number of shares you own.

                                 Sincerely,

                                               /s/ F. H. Merelli
                                 -----------------------------------------------
                                                 F. H. MERELLI
                                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

                         KEY PRODUCTION COMPANY, INC.
                        ONE NORWEST CENTER, 20TH FLOOR
                              1700 LINCOLN STREET
                          DENVER, COLORADO 80203-4520

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON MARCH 28, 1996

To the Stockholders of Key Production Company, Inc.:

  A Special Meeting of Stockholders of Key Production Company, Inc., a Delaware corporation ("Key Production"), will be held on Thursday, March 28, 1996 at 10:00 a.m., local time, at the University Club, 1673 Sherman Street, Denver, Colorado, for the following purposes:

    1. To consider and vote upon a proposal for the issuance and reservation for issuance of up to 2,800,000 shares of common stock, $.25 par value, of Key Production ("Key Production Common Stock") in connection with the Agreement and Plan of Merger dated December 21, 1995 among Key Production, Brock Exploration Corporation ("Brock") and Key Acquisition One, Inc. ("Merger Sub"), pursuant to which, among other things, Merger Sub would merge with and into Brock and each issued and outstanding share of Brock Common Stock, $.10 par value per share, would be converted in the merger into the right to receive .6897 shares of Key Production Common Stock, all as more fully set forth in the accompanying Joint Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is included as Appendix I thereto; and

    2. To transact such other business as may properly come before the meeting or any adjournment thereof.

  The Board of Directors has fixed the close of business on February 9, 1996 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. Only holders of record of shares of Key Production Common Stock at the close of business on the record date are entitled to notice of and to vote at the meeting. A complete list of such stockholders will be available for examination at the offices of Key Production in Denver, Colorado during normal business hours by any Key Production Stockholder, for any purpose germane to the Special Meeting, for a period of 10 days prior to the meeting.

  STOCKHOLDERS ARE URGED, WHETHER OR NOT THEY PLAN TO ATTEND THE MEETING, TO SIGN, DATE AND MAIL THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. If a stockholder who has returned a proxy attends the meeting in person, such stockholder may revoke the proxy and vote in person on all matters submitted at the meeting.

                                          By Order of the Board of Directors

                                                 /s/ Monroe W. Robertson
                                          _____________________________________
                                                   MONROE W. ROBERTSON
                                                        SECRETARY

Denver, Colorado
February 16, 1996

                         BROCK EXPLORATION CORPORATION
                         225 BARONNE STREET, SUITE 700
                       NEW ORLEANS, LOUISIANA 70112-1707

                               FEBRUARY 16, 1996

To Our Stockholders:

  You are cordially invited to attend a Special Meeting of Stockholders to be held at 10:00 a.m., local time, on Thursday, March 28, 1996 at the City Energy Club of New Orleans, 1100 Poydras Street, New Orleans, Louisiana.

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated December 21, 1995, providing for the merger of a wholly-owned subsidiary of Key Production Company, Inc. with and into Brock Exploration Corporation. Under the terms of the Merger Agreement, each outstanding share of common stock of Brock would be converted into the right to receive .6897 shares of common stock of Key Production Company, Inc. The Merger Agreement and the proposed merger are discussed in more detail in the accompanying Joint Proxy Statement/Prospectus.

  The Board of Directors of Brock has retained the investment banking firm of Stephens Inc. to advise it with respect to the fairness of the consideration to be received by the Brock stockholders in the merger. Stephens Inc. has advised the Board that, in its opinion, the consideration to be received by the holders of Brock Common Stock in the merger is fair from a financial point of view. A copy of the opinion of Stephens Inc. is included in the enclosed Joint Proxy Statement/Prospectus as Appendix II thereto.

  YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF BROCK AND ITS STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  The Merger Agreement and financial and other information concerning the business of Key Production Company, Inc. and Brock are included in the enclosed Joint Proxy Statement/Prospectus. Please review the Joint Proxy Statement/Prospectus carefully.

  Because of the significance of these matters to Brock, your participation in the Special Meeting, in person or by proxy, is especially important. The affirmative vote of the holders of two-thirds of the outstanding shares of Brock Common Stock is required to approve and adopt the Merger Agreement, so an abstention or failure to vote will have the same effect as a vote against the Merger Agreement. Accordingly, we urge you to complete, sign and date the enclosed proxy or voting instruction card and return it in the enclosed return envelope, whether or not you plan to attend the meeting. Your vote is important.

                                          Sincerely,

                                                  /s/ Lawrence E. Brock
                                          _____________________________________
                                                    LAWRENCE E. BROCK
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                         BROCK EXPLORATION CORPORATION
                         225 BARONNE STREET, SUITE 700
                       NEW ORLEANS, LOUISIANA 70112-1707

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON MARCH 28, 1996

To the Stockholders of Brock Exploration Corporation:

  A Special Meeting of Stockholders of Brock Exploration Corporation, a Delaware corporation ("Brock"), will be held on Thursday, March 28, 1996 at 10:00 a.m., local time, at the City Energy Club of New Orleans, 1100 Poydras Street, New Orleans, Louisiana, to consider the following matters:

    1. The approval and adoption of the Agreement and Plan of Merger, dated December 21, 1995 (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Key Production Company, Inc. will merge with and into Brock and each outstanding share of Brock Common Stock, $.10 par value per share, will be converted into the right to receive .6897 shares of common stock, $.25 par value per share, of Key Production Company, Inc., as more fully described in the accompanying Joint Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is included as Appendix I thereto; and

    2. The transaction of such other business as may properly come before the Special Meeting or any adjournment thereof.

  The Board of Directors has fixed the close of business on February 9, 1996 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. Only holders of record of shares of Brock Common Stock at the close of business on the record date are entitled to notice of and to vote at the meeting. Stockholders of Brock are not entitled to any appraisal or dissenter's rights under the Delaware General Corporation Law in respect of the transactions contemplated by the Merger Agreement.

  Because of the significance of these matters to Brock, your participation in the Special Meeting, in person or by proxy, is especially important. The affirmative vote of the holders of two-thirds of the outstanding shares of Brock Common Stock is required for approval and adoption of the Merger Agreement. Even if you plan to attend the meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the meeting if you are unable to attend. If you do attend the meeting and wish to vote in person, you may withdraw your proxy and vote in person.

                                          By Order of the Board of Directors

                                                 /s/ Lorena Rowan Brock
                                          _____________________________________
                                                   LORENA ROWAN BROCK
                                                        SECRETARY

New Orleans, Louisiana
February 16, 1996

                         KEY PRODUCTION COMPANY, INC.
                         BROCK EXPLORATION CORPORATION
                             JOINT PROXY STATEMENT

                               ----------------

                         KEY PRODUCTION COMPANY, INC.
                                  PROSPECTUS

                               ----------------

  This Joint Proxy Statement/Prospectus relates to the proposed merger of Key Acquisition One, Inc., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Key Production Company, Inc., a Delaware corporation ("Key" or "Key Production"), with and into Brock Exploration Corporation, a Delaware corporation ("Brock"), pursuant to the Agreement and Plan of Merger dated December 21, 1995 among Key Production, Merger Sub and Brock (the "Merger Agreement"). The merger contemplated by the Merger Agreement is referred to herein as the "Merger."

  As a result of the Merger, (i) each share of common stock, $.10 par value per share, of Brock ("Brock Common Stock") outstanding immediately prior to the effective time of the Merger (other than Brock Common Stock held directly or indirectly by Key Production or Brock) will be converted into the right to receive .6897 shares of common stock, $.25 par value per share, of Key Production ("Key Production Common Stock"), and (ii) Brock will become a wholly-owned subsidiary of Key Production.

  This Joint Proxy Statement/Prospectus is being furnished to holders of Key Production Common Stock and Brock Common Stock in connection with the solicitation of proxies by the respective Boards of Directors of Key Production and Brock for use at special meetings of stockholders of Key Production (the "Key Special Meeting") and of Brock (the "Brock Special Meeting") to be held on March 28, 1996. This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Key Production and Brock on or about February 16, 1996.

  At the Brock Special Meeting, holders of Brock Common Stock will be asked to approve and adopt the Merger Agreement. At the Key Special Meeting, holders of Key Production Common Stock will be asked to approve the issuance and reservation for issuance of up to 2,800,000 shares of Key Production Common Stock pursuant to the Merger Agreement.

  This Joint Proxy Statement/Prospectus also constitutes a prospectus of Key Production with respect to up to 2,800,000 shares of Key Production Common Stock to be issued pursuant to the Merger Agreement in exchange for currently outstanding shares of Brock Common Stock and additional shares of Brock Common Stock which may become outstanding prior to the Merger pursuant to the exercise of outstanding options to purchase Brock Common Stock ("Brock Options").

  On February 14, 1996, the closing prices of Key Production Common Stock and Brock Common Stock, as reported on the Nasdaq National Market and the American Stock Exchange, respectively, were $5.00 and $3 1/8, respectively.

  See "Summary--Risk Factors" at page 8 for a discussion of certain risks to be considered by stockholders of Key and Brock.

                               ----------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Joint Proxy Statement/Prospectus is February 16, 1996.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY KEY PRODUCTION OR BROCK. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF KEY PRODUCTION OR BROCK SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. KEY PRODUCTION AND BROCK EACH UNDERTAKE TO PROVIDE COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE), WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO KEY PRODUCTION, KEY PRODUCTION COMPANY, INC., ATTENTION: MONROE W. ROBERTSON, SECRETARY, ONE NORWEST CENTER, 20TH FLOOR, 1700 LINCOLN STREET, DENVER, COLORADO 80203-4520 (TELEPHONE (303) 837-0779), AND, IN THE CASE OF DOCUMENTS RELATING TO BROCK, LORENA ROWAN BROCK, SECRETARY, BROCK EXPLORATION CORPORATION, 225 BARONNE STREET, SUITE 700, NEW ORLEANS, LOUISIANA 70112-1707 (TELEPHONE (504) 586-
1815). IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE APPLICABLE STOCKHOLDERS MEETING, REQUESTS SHOULD BE RECEIVED BY MARCH 20, 1996.

                             AVAILABLE INFORMATION

  Key Production and Brock are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Key Production and Brock can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Key Production may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W.,Washington, D.C. 20006, and, with respect to Brock, at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006.

  Key Production has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Key Production Common Stock to be issued pursuant to the Merger Agreement. The information contained herein with respect to Key Production and its affiliates, including Merger Sub, has been provided by Key Production, and the information contained herein with respect to Brock and its affiliates has been provided by Brock. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

  1. Key Production's Annual Report on Form 10-K for its fiscal year ended December 31, 1994 (the "Key 1994 10-K").

  2. Key Production's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995.

  3. Key Production's Quarterly Report on Form 10-Q for the period ended September 30, 1995 (the "Key Third Quarter 10-Q").

  4. Key Production's Current Report on Form 8-K dated December 21, 1995.

  5. Key Production's Form 8-A filed September 2, 1988.

  6. Brock's Annual Report on Form 10-K for its fiscal year ended December 31, 1994 (the "Brock 1994 10-K").

  7. Brock's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995.

  8. Brock's Quarterly Report on Form 10-Q for the period ended September 30, 1995 (the "Brock Third Quarter 10-Q").

  9. Brock's Current Report on Form 8-K dated December 21, 1995.

  The Key 1994 10-K, the Key Third Quarter 10-Q, the Brock 1994 10-K and the Brock Third Quarter 10-Q are attached to this Joint Proxy Statement/Prospectus as Appendices III, IV, V and VI, respectively.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents By Reference...........................   3
Summary...................................................................   6
  The Companies...........................................................   6
  The Special Meetings....................................................   6
  The Merger and the Merger Agreement.....................................   7
  Risk Factors............................................................   8
  Opinion of Brock Financial Advisor......................................   8
  Effective Time of the Merger............................................   8
  Certain Conditions to the Consummation of the Merger....................   8
  Governmental Approvals..................................................   9
  No Solicitation.........................................................   9
  Termination of the Merger Agreement.....................................   9
  Termination Fee.........................................................  10
  Brock Options...........................................................  10
  Employee Benefits and Severance.........................................  10
  Indemnification.........................................................  11
  Stockholder Agreement...................................................  11
  Certain Federal Income Tax Consequences.................................  11
  Anticipated Accounting Treatment........................................  12
  No Appraisal Rights.....................................................  12
  Exchange of Brock Common Stock Certificates.............................  12
  Interests of Certain Persons in the Merger..............................  12
  Comparative Rights of Brock and Key Production Stockholders.............  12
  Market Prices...........................................................  12
  Selected Consolidated Financial Data of Key Production Company, Inc.....  14
  Selected Consolidated Financial Data of Brock Exploration Corporation...  15
  Selected Pro Forma Financial Information................................  16
  Comparative Per Share Data..............................................  17
The Companies.............................................................  18
  Key Production and Merger Sub...........................................  18
  Brock...................................................................  18
  Post-Merger Profile and Strategy........................................  19
The Special Meetings......................................................  23
  Time, Date, Place and Purpose of Special Meetings.......................  23
  Record Date and Outstanding Shares......................................  23
  Voting and Revocation of Proxies........................................  23
  Vote Required...........................................................  24
  Solicitation of Proxies.................................................  24
  Other Matters...........................................................  25
The Merger................................................................  25
  General Description of the Merger.......................................  25
  Background..............................................................  25
  Key Production's Reasons for the Merger; Recommendation of Board of
   Directors of Key Production............................................  27
  Brock's Reasons for the Merger; Recommendation of Board of Directors of
   Brock..................................................................  28
  Opinion of Brock Financial Advisor......................................  29
  Interests of Certain Persons in the Merger..............................  32
  Certain Federal Income Tax Consequences.................................  33

                                                                            PAGE
                                                                            ----
  Accounting Treatment.....................................................  34
  Governmental and Regulatory Approvals....................................  34
  Restrictions on Resales by Affiliates....................................  34
  Rights of Dissenting Stockholders........................................  34
Certain Terms of the Merger Agreement......................................  35
  Effective Time of the Merger.............................................  35
  Manner and Basis of Converting Shares....................................  35
  Brock Options............................................................  36
  Conditions to the Merger.................................................  36
  Representations and Warranties...........................................  37
  Certain Covenants; Conduct of Business Prior to the Merger...............  37
  No Solicitation..........................................................  38
  Certain Post-Merger Matters..............................................  39
  Termination or Amendment of the Merger Agreement.........................  39
  Expenses and Termination Fee.............................................  40
  Certain Benefit Plans and Severance......................................  41
  Indemnification..........................................................  42
Stockholder Agreement......................................................  42
Market Prices of Common Stock and Dividend Information.....................  43
Unaudited Pro Forma Condensed Financial Statements.........................  44
Principal Stockholders of Key Production and Brock.........................  50
  Key Production...........................................................  50
  Brock....................................................................  51
Description of Key Production Capital Stock................................  52
  General..................................................................  52
  Common Stock.............................................................  52
  Section 203 of the Delaware General Corporation Law......................  52
Restrictions on Dividends..................................................  52
Comparative Rights of Key Production and Brock Stockholders................  53
  Power to Call Special Meetings...........................................  53
  Certain Matters Presented at Stockholders Meetings by Stockholders.......  53
Independent Public Accountants.............................................  53
Legal Matters..............................................................  53
Experts....................................................................  53
Stockholders' Proposals....................................................  54

Appendices:

   I-- Merger Agreement
  II-- Stephens Inc. Fairness Opinion
 III-- Key 1994 10-K
  IV-- Key Third Quarter 10-Q
   V-- Brock 1994 10-K
  VI-- Brock Third Quarter 10-Q

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified by, the more detailed information contained in or incorporated by reference in this Joint Proxy Statement/Prospectus and the Appendices hereto. Stockholders are urged to carefully read this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety. As used in this Joint Proxy Statement/Prospectus, unless otherwise required by the context, the term "Key Production" means Key Production Company, Inc. and its consolidated subsidiaries and the term "Brock" means Brock Exploration Corporation and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

THE COMPANIES

  Key Production and Merger Sub. Key Production is an independent oil and gas company engaged in oil and gas exploration, development and production in the continental United States. The Company's exploration interests are spread over 13 states with primary focus areas in the Anadarko Basin of Oklahoma, the Rocky Mountain region, the Gulf Coast, and the Sacramento Basin in California. Merger Sub is a wholly-owned subsidiary of Key Production incorporated on December 19, 1995. The principal executive offices of Key Production, a Delaware corporation, are located at One Norwest Center, 20th Floor, 1700 Lincoln Street, Denver, Colorado 80203-4520, and its telephone number at such offices is (303) 837-0779.

  Brock. Brock is an independent oil and gas company whose principal business is the acquisition and development of producing oil and gas properties. The principal executive offices of Brock, a Delaware corporation, are located at 225 Baronne Street, Suite 700, New Orleans, Louisiana 70112-1707, and its telephone number at such offices is (504) 586-1815.

THE SPECIAL MEETINGS

 Date, Time and Place

  Key Production. The Key Special Meeting will be held on Thursday, March 28, 1996 at 10:00 a.m., local time, at the University Club, 1673 Sherman Street, Denver, Colorado.

  Brock. The Brock Special Meeting will be held on Thursday, March 28, 1996 at 10:00 a.m., local time, at the City Energy Club of New Orleans, 1100 Poydras Street, New Orleans, Louisiana.

 Purposes of the Special Meetings

  Key Production. The purpose of the Key Production Special Meeting is to consider and vote upon (i) a proposal to approve, as required by the rules of the Nasdaq National Market, the issuance and reservation for issuance of up to 2,800,000 shares of Key Production Common Stock pursuant to the Merger Agreement, and (ii) such other matters as may properly be brought before the Key Production Special Meeting.

  Brock. The purpose of the Brock Special Meeting is to consider and vote upon
(i) the approval and adoption of the Merger Agreement, and (ii) such other matters as may properly be brought before the Brock Special Meeting.

RECORD DATES; SHARES ENTITLED TO VOTE

  Key Production. Only holders of record of shares of Key Production Common Stock at the close of business on February 9, 1996 (the "Record Date") are entitled to notice of and to vote at the Key Production

Special Meeting. On such date, there were 8,849,468 shares of Key Production Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Key Production Special Meeting.

  Brock. Only holders of record of shares of Brock Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Brock Special Meeting. On such date, there were 3,815,181 shares of Brock Common Stock outstanding and entitled to vote. Each such share of Brock Common Stock will be entitled to one vote on each matter to be acted upon at the Brock Special Meeting.

QUORUM; VOTE REQUIRED

  Key Production. The presence, in person or by proxy, at the Key Production Special Meeting of the holders of a majority of the shares of Key Production Common Stock outstanding and entitled to vote at the Key Production Special Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of Key Production Common Stock present, in person or by proxy, and entitled to vote at the Key Production Special Meeting is required to approve the issuance and reservation for issuance of up to 2,800,000 shares of Key Production Common Stock pursuant to the Merger Agreement.

  Brock. The presence, in person or by proxy, at the Brock Special Meeting of the holders of a majority of the shares of Brock Common Stock outstanding and entitled to vote at the Brock Special Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of two-thirds of the shares of Brock Common Stock outstanding and entitled to vote thereon at the Brock Special Meeting is required to approve and adopt the Merger Agreement.

SECURITY OWNERSHIP OF MANAGEMENT

  Key Production. As of the Record Date for the Key Production Special Meeting, the directors and executive officers of Key Production beneficially owned approximately 12.88% of the outstanding shares of Key Production Common Stock entitled to vote at such meeting. Each of such directors and executive officers has advised Key Production that he or she plans to vote or direct the vote of all such shares of Key Production Common Stock entitled to vote in favor of the proposal to approve the issuance and reservation for issuance of Key Production Common Stock pursuant to the Merger Agreement.

  Brock. The Lawrence E. Brock and Lorena Rowan Brock--Trust No. 2-A (the "Brock Trust"), an affiliate of Lawrence E. Brock and Lorena Rowan Brock and the holder of 8.5% of the outstanding Brock Common Stock entitled to vote at the Brock Special Meeting, has executed with Key Production a Stockholder Agreement with respect to an aggregate of 325,811 shares of Brock Common Stock owned by it as of the Record Date agreeing to vote such shares in favor of the proposal to approve and adopt the Merger Agreement. See "Stockholder Agreement." As of the Record Date for the Brock Special Meeting, the directors and executive officers of Brock including Lawrence E. Brock and Lorena Rowan Brock held approximately 39.39% of the outstanding shares of Brock Common Stock entitled to vote at the Brock Special Meeting. Each of such directors and executive officers has indicated his or her present intention to vote or direct the vote of all such shares of Brock Common Stock entitled to vote in favor of the proposal to approve the Merger Agreement.

THE MERGER AND THE MERGER AGREEMENT

  Terms of the Merger. At the Effective Time (as hereinafter defined), Merger Sub will merge with and into Brock, with Brock being the surviving corporation and a wholly-owned subsidiary of Key Production (the "Surviving Corporation"). In the Merger, each outstanding share of Brock Common Stock (other than shares held directly or indirectly by Key Production or Brock, including the 285,221 shares of Brock Common Stock held in treasury by Brock on the Record Date), will be converted into the right to receive .6897 shares of Key

Production Common Stock (the "Exchange Ratio"). The full text of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Appendix I.

  Based on the number of shares of Key Production Common Stock and Brock Common Stock outstanding as of the Record Date for the Key Production Special Meeting and the Brock Special Meeting, approximately 2,800,000 shares of Key Production Common Stock will be issuable pursuant to the Merger Agreement (assuming exercise prior to the Effective Time of the Brock Options), representing approximately 24% of the total Key Production Common Stock to be outstanding after such issuance.

  Recommendations of the Boards of Directors. THE BOARD OF DIRECTORS OF KEY PRODUCTION HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF KEY PRODUCTION AND RECOMMENDS THAT THE STOCKHOLDERS OF KEY PRODUCTION APPROVE THE ISSUANCE AND RESERVATION FOR ISSUANCE OF KEY PRODUCTION COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. See "The Merger--Background" and "Key Production's Reasons for the Merger; Recommendation of Board of Directors of Key Production."

  THE BOARD OF DIRECTORS OF BROCK HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF BROCK AND RECOMMENDS THAT THE STOCKHOLDERS OF BROCK APPROVE AND ADOPT THE MERGER AGREEMENT. See "The Merger-- Background" and "Brock's Reasons for the Merger; Recommendation of the Board of Directors of Brock." In considering the recommendation of the Brock Board with respect to the Merger, Brock stockholders should be aware that certain officers and directors of Brock have certain interests respecting the Merger, apart from their interests as stockholders of Brock. See "The Merger--Interests of Certain Persons in the Merger."

RISK FACTORS

  In determining whether to vote to approve the Merger, in the case of the Brock stockholders, or to approve the issuance of Key Production Common Stock, in the case of the Key stockholders, the stockholders should consider that the Exchange Ratio was determined by negotiations between Brock and Key, and was based on a number of factors. See "The Merger--Key Production's Reasons for the Merger; Recommendations of Board of Directors of Key Production" and "--Brock's Reasons for the Merger; Recommendations of Board of Directors of Brock." The Exchange Ratio does not necessarily reflect the relative stock prices, reserves, cash flow per share, earnings per share or other attributes of either Key Production or Brock.

OPINION OF BROCK FINANCIAL ADVISOR

  Stephens Inc. ("Stephens") delivered its written opinion dated December 21, 1995 to the Board of Directors of Brock that, as of such date, the consideration to be received by the holders of Brock Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Brock Common Stock. Stephens also delivered an opinion, dated the date of this Joint Proxy Statement/Prospectus, that as of the date of such opinion, based upon the assumptions made, the factors considered and the review undertaken, and subject to the limitations and qualification as described in such opinion, the consideration to be received by the holders of Brock Common Stock pursuant to the Merger Agreement is fair from a financial point of view.

  For information regarding the opinion of Stephens, including the assumptions made, matters considered and limits of such opinions, see "The Merger--Opinion of Brock Financial Advisor." Stockholders are urged to read in its entirety the opinion of Stephens, attached as Appendix II to this Joint Proxy
Statement/Prospectus.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time"), unless the certificate of merger specifies a later Effective Time. Assuming all conditions to the Merger contained in the Merger Agreement are satisfied or waived prior thereto, it is anticipated that the Effective Time of the Merger will occur as soon as practicable following the Special Meetings.

CERTAIN CONDITIONS TO THE CONSUMMATION OF THE MERGER

  The respective obligations of Key Production and Brock to consummate the Merger are subject to the satisfaction of certain conditions, including the following: (i) approval by the stockholders of Key Production of the issuance of Key Production Common Stock pursuant to the Merger Agreement, and approval and adoption of the Merger Agreement by the stockholders of Brock;
(ii) the absence of any order making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the accuracy of the representations and warranties of each party and compliance with all agreements and covenants by each party; (iv) the absence of certain regulatory conditions;
(v) the receipt of certain tax opinions; (vi) the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part; (vii) the approval for listing on the Nasdaq National Market of the Key Production Common Stock to be issued in the Merger; and (viii) the absence of certain material adverse changes.

  Key Production and Brock anticipate that all of the conditions to the consummation of the Merger (other than obtaining the required approvals of the stockholders of Key Production and Brock) will be satisfied prior to or at the time of the Key Production Special Meeting and the Brock Special Meeting. Either Key Production or Brock may extend the time for performance of any of the obligations of the other party or may waive compliance with those obligations at its discretion. See "Certain Terms of the Merger Agreement-- Conditions to the Merger."

GOVERNMENTAL APPROVALS

  Key Production and Brock are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws.

NO SOLICITATION

  The Merger Agreement provides that Brock will not initiate, solicit or encourage any inquiries or the making of any proposal relating to any Competing Transaction (as defined below), or enter into discussions or negotiations with any person in furtherance of a Competing Transaction, or agree to endorse a Competing Transaction; provided, however, that Brock may furnish information or enter into discussions or negotiations with respect to an unsolicited bona fide proposal in writing to acquire Brock pursuant to a merger, consolidation, share exchange, business combination or similar transaction or to acquire a substantial portion of the assets of Brock if, and only to the extent that, the Board of Directors of Brock, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board to comply with its fiduciary duties to stockholders under applicable law. Further, the Board of Directors of Brock may determine not to solicit proxies in favor of the approval and adoption of the Merger Agreement if such Board determines in good faith after consultation with and based upon the advice of independent legal counsel that other action is necessary due to applicable fiduciary duties of the directors of Brock. A "Competing Transaction" is defined to mean any of the following (other than the transactions contemplated by the Merger Agreement) involving Brock or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Brock and its subsidiaries, taken as a whole; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Brock or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person having acquired beneficial ownership of, or any group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of capital stock of Brock; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. See "Certain Terms of the Merger Agreement--No Solicitation."

TERMINATION OF THE MERGER AGREEMENT

  By Either Party. The Merger Agreement may be terminated prior to the Effective Time (i) by mutual consent of Key Production and Brock, or (ii) by either party if (a) the Merger has not been consummated on or before June 30, 1996 (or September 30, 1996, if the Merger shall not have been consummated as a result of either party having failed by June 30, 1996 to receive all required regulatory approvals or consents with respect to the Merger), (b) any court or governmental order shall have prohibited consummation of the Merger or (c) the required approvals of the stockholders of Key Production or Brock are not received at the applicable meeting of stockholders.

  By Key Production. Key Production may terminate the Merger Agreement (i) upon a breach of any representation, warranty, covenant or agreement on the part of Brock set forth in the Merger Agreement, or if any such representation or warranty shall have become untrue, in either case such that Key Production's conditions to closing of the Merger would be incapable of being satisfied by June 30, 1996 (or as otherwise extended as described above), or (ii) if the Board of Directors of Brock withdraws, modifies or changes its recommendation of the Merger in a manner adverse to Key Production or recommends to the stockholders of Brock any Competing Transaction, or resolves to do so, or (iii) if a tender or exchange offer for 20% or more of the outstanding shares of capital stock of Brock is commenced, and the Board of Directors of Brock does not recommend that stockholders not tender their shares into such offer, or
(iv) if any person (other than Key Production or its affiliates) acquires beneficial ownership of, or any group shall have been formed which beneficially owns, 20% or more of the outstanding capital stock of Brock.

  By Brock. Brock may terminate the Merger Agreement (i) upon a breach of any representation, warranty, covenant or agreement on the part of Key Production set forth in the Merger Agreement, or if any such representation or warranty shall have become untrue, in either case such that Brock's conditions to closing of the Merger would be incapable of being satisfied by June 30, 1996 (or as otherwise extended as described above), or (ii) if the Board of Directors of Brock fails to make or withdraws its recommendation of the Merger Agreement if there exists at such time a Competing Transaction, or recommends to Brock's stockholders approval or acceptance of a Competing Transaction, in each case only if, after consultation with and based upon the advice of independent legal counsel, Brock's Board of Directors determines in good faith that such action is necessary for such Board to comply with its fiduciary duties to stockholders under applicable law.

  See "Certain Terms of the Merger Agreement--Termination or Amendment of the Merger Agreement."

TERMINATION FEE

  If the Merger Agreement is terminated pursuant to certain of the reasons described above, and if as a result of such termination a Trigger Event (as described under the caption "Certain Terms of the Merger Agreement-- Termination or Amendment of the Merger Agreement") has occurred, Brock will pay to Key Production an amount equal to $1,000,000, which amount is inclusive of all of Key Production's expenses in connection with the transactions contemplated by the Merger Agreement.

BROCK OPTIONS

  All options to purchase Brock Common Stock will become fully vested prior to the Effective Time and will expire upon the Effective Time unless exercised prior to the Effective Time. See "Certain Terms of the Merger Agreement--Brock Options."

EMPLOYEE BENEFITS AND SEVERANCE

  The Merger Agreement provides that Key will honor all of Brock's severance arrangements; provided, however, that prior to the Effective Time Key will notify Brock of the employees of Brock that Key desires to retain following the Effective Time and if such persons are retained as employees on a full-time basis by Key or any subsidiary in any capacity and at their then-current salaries for a period longer than one year after the Effective Time (and, in the case of Kenneth J. Stucke, Michael R. Barham and Robin A. Seibert, they are offered an employment agreement with Key having a term of at least two years at their then current salaries) and without any requirements that they relocate their personal residence from the New Orleans, Louisiana metropolitan area, no severance payments will be due to such persons, except for certain bonuses due to Messrs. Stucke, Barham and Seibert. Brock's stock option plan will be amended to provide that all options to purchase Brock Common Stock will become fully vested prior to the Effective Time and will then expire unless exercised. The Merger Agreement requires that Brock amend its pension plan to provide that all accruals under such plan will cease 30 days after the Effective Time of the Merger and that Key will initiate procedures to terminate such plan under the provisions of ERISA. The Merger also provides that participants in Brock's Supplemental Executive Retirement Plan will be 100% vested in and will receive the present value of the benefits under such plan in a single lump sum payment prior to the Effective Time, and that such plan will be terminated prior to the Effective Time. All individuals employed by Brock at the Effective Time and who are employed by Brock on the day after the Effective Time will be offered group health plan coverage under Key's group health plan effective the day after the Effective Time. Brock employees who are covered under the Brock group health plan immediately before the Effective Time and who are terminated at the Effective Time will be offered COBRA continuation coverage under the Key group health plan. See "Certain Terms of the Merger Agreement--Certain Benefit Plans and Severance."

INDEMNIFICATION

  The Merger Agreement also provides that, for a period of five years after the Effective time, Key Production (i) will not amend certain indemnification and liability limitation provisions of Brock's charter and bylaws in a manner that would adversely affect the rights of individuals who were officers or directors of Brock, and (ii) will guarantee the performance by Brock of its obligations under the indemnification provisions of Brock's bylaws, subject to certain limitations. See "Certain Terms of the Merger Agreement--Indemnification."

STOCKHOLDER AGREEMENT

  In consideration for Key Production's and Merger Sub's execution of the Merger Agreement, the Brock Trust, the holder of 8.5% of the Brock Common Stock outstanding as of the Record Date, executed a Stockholder Agreement agreeing to vote any shares of Brock Common Stock owned by such holder in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or Merger Agreement (including any Competing Transaction), at any meeting of stockholders of Brock (or consent in lieu thereof) and any adjournment or adjournments thereof. The Stockholder Agreement currently covers an aggregate of 325,811 shares of Brock Common Stock. The Stockholder Agreement also provides for a right of first refusal for Key Production upon sales of stock by the Brock Trust and obligates Key to register the Brock Trust's Key Production Common Stock to be received in the Merger under the Securities Act. An irrevocable trust administered by BankOne, Fort Worth, Texas, which owns approximately 25% of the Brock Common Stock, has been granted registration rights under the Securities Act with respect to the Key Production Common Stock to be received by it in the Merger. Mr. and Mrs. Brock are the trust beneficiaries. See "Stockholder Agreement."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Brock has received a tax opinion from its counsel that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that Key Production, Merger Sub and Brock each will be a party to the reorganization and that holders of Brock Common Stock will not recognize any gain or loss on the exchange of Brock Common Stock for Key Production Common Stock, except to the extent of cash received in lieu of a fractional share of Key Production Common Stock. For a discussion of these and other federal income tax considerations in connection with the Merger, see "The Merger--Certain Federal Income Tax Consequences."

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is expected to be accounted for as a "purchase" for financial accounting purposes. See "The Merger--Accounting Treatment."

NO APPRAISAL RIGHTS

  Under Delaware law, neither Key Production's nor Brock's stockholders will be entitled to any appraisal or dissenter's rights in connection with the Merger. See "The Merger--Rights of Dissenting Stockholders."

EXCHANGE OF BROCK COMMON STOCK CERTIFICATES

  Promptly after consummation of the Merger, American Securities Transfer, Incorporated (the "Transfer Agent") will mail a letter of transmittal with instructions to the record holders of certificates which immediately prior to the Effective Time evidenced shares of Brock Common Stock for use in exchanging certificates formerly representing shares of Brock Common Stock for certificates representing shares of Key Production Common Stock and cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of Brock Common Stock until they have received the letter of transmittal from the Transfer Agent. See "Certain Terms of the Merger Agreement--Manner and Basis of Converting Shares."

  Upon delivery of an executed transmittal letter and surrender of a Brock Certificate to the Transfer Agent for cancellation, the holders of such Brock Certificates shall be entitled to receive a certificate representing the number of whole shares of Key Production Common Stock which such holder has the right to receive under the terms of the Merger Agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Brock's Board of Directors and management have certain interests respecting the Merger separate from their interests as holders of Brock Common Stock, including those referred to above under "--Brock Options; --Employee Benefits and Severance; and --Indemnification." Under Brock's Directors Severance Plan, each of Messrs. Stucke, Seibert and Barham, who are officers of Brock, will either be offered two year employment agreements with Key at his current salary or will receive an amount equal to twice his then-current annual compensation if the fair market value of all Brock Common Stock at the Effective Time is $25 million or more, three times his then-current monthly compensation if the fair market value is $3 million or less, or an amount accordingly prorated if the fair market value is greater than $3 million but less than $25 million. See "The Merger--Interests of Certain Persons in the Merger."

COMPARATIVE RIGHTS OF BROCK AND KEY PRODUCTION STOCKHOLDERS

  Rights of stockholders of Brock are currently governed by Delaware law, the Certificate of Incorporation of Brock (the "Brock Charter") and Brock's Bylaws. Upon consummation of the Merger, Brock stockholders will become stockholders of Key Production and their rights as stockholders of Key Production will be governed by Delaware law, the Certificate of Incorporation of Key Production (the "Key Production Charter") and Key Production's Bylaws. There are various differences between the rights of Brock stockholders and the rights of Key Production stockholders. See "Comparative Rights of Key Production and Brock Stockholders" and "Description of Key Production Capital Stock."

MARKET PRICES

  The Key Production Common Stock is traded on the Nasdaq National Market under the symbol "KPCI" and the Brock Common Stock is traded on the American Stock Exchange under the symbol "BKE." The following table sets forth, for the periods indicated, the range of high and low per share sale prices for Key

Production Common Stock and Brock Common Stock as reported on the Nasdaq National Market and the American Stock Exchange, respectively. No dividends were paid in 1994 or in 1995 on either the Key Production Common Stock or the Brock Common Stock.

                                             KEY PRODUCTION        BROCK
                                             --------------- -----------------
                                              HIGH     LOW     HIGH     LOW
                                             ------- ------- -------- --------
   1994
     First Quarter.......................... $4      $ 2 3/4 $3 3/4   $2 5/16
     Second Quarter.........................  4 3/4   3       3 1/2    2 3/4
     Third Quarter..........................  4 3/4   3 5/8   3 11/16  2 11/16
     Fourth Quarter.........................  5 3/8   3 1/2   4 1/8    2 3/8
   1995
     First Quarter.......................... $5      $ 4 1/2 $4 5/8   $3 9/16
     Second Quarter.........................  6 3/8   4 5/8   4 3/8    3 1/4
     Third Quarter..........................  5 3/4   5       3 15/16  2 3/4
     Fourth Quarter.........................  5 3/4   4 5/8   3 3/4    2 3/4
   1996
     First Quarter (through February 14,
      1996)................................. $ 5 7/8 $ 4 3/4 $3 7/8   $3 1/8

  On December 21, 1995, the last trading day prior to the announcement by Key Production and Brock that they had executed the Merger Agreement, the closing per share sale prices of Key Production Common Stock and Brock Common Stock, as reported on the Nasdaq National Market and the American Stock Exchange, respectively, were $5 and $3 5/8, respectively. The Merger Agreement does not provide for any adjustment in the Exchange Ratio in the event that either the Key Production Common Stock or Brock Common Stock should increase or decrease in value. See the cover page of this Joint Proxy Statement/Prospectus for a recent closing price of Key Production Common Stock and Brock Common Stock.

  Following the Merger, Key Production Common Stock will continue to be traded on the Nasdaq National Market. Following the Merger, Brock Common Stock will cease to be traded on the American Stock Exchange, and there will be no further market for such stock.

      SELECTED CONSOLIDATED FINANCIAL DATA OF KEY PRODUCTION COMPANY, INC.

  The following table sets forth selected consolidated historical financial data of Key Production and has been derived from the audited consolidated financial statements of Key Production for each of the five fiscal years ended December 31, 1994, and the unaudited interim consolidated financial statements of Key Production for the nine month periods ended September 30, 1995 and September 30, 1994. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for the fair presentation have been included in the unaudited interim data. This historical data should be read in conjunction with the financial statements and notes thereto which are incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference." The historical results are not necessarily indicative of results which may be expected for future periods.

                             AS OF AND
                          FOR THE  NINE
                           MONTHS ENDED      AS OF AND FOR THE TWELVE MONTHS ENDED
                           SEPTEMBER 30,                 DECEMBER 31,
                          ----------------  -------------------------------------------
                           1995     1994     1994     1993     1992     1991     1990
                          -------  -------  -------  -------  -------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenues:
 Oil and gas production
  revenues..............  $14,168  $11,709  $16,307  $11,658  $17,598  $22,171  $30,193
 Other revenues.........       40       29      330       77       43    1,273    1,018
                          -------  -------  -------  -------  -------  -------  -------
                           14,208   11,738   16,637   11,735   17,641   23,444   31,211
                          -------  -------  -------  -------  -------  -------  -------
 Operating Expenses:
 Depreciation, depletion
  and amortization......    5,393    3,763    5,328    3,902    7,476    9,002   13,035
 Operating costs........    4,792    3,548    5,103    3,207    5,732    6,672    7,731
 Administrative, selling
  and other.............    1,076    1,034    1,432    1,535    3,707    3,809    4,032
 Financing costs........
 Interest expense.......      164       86      137      125      461      881    2,071
 Interest income........      (10)    (103)    (110)    (282)     (40)     (24)     (82)
                          -------  -------  -------  -------  -------  -------  -------
                           11,415    8,328   11,890    8,487   17,336   20,340   26,787
                          -------  -------  -------  -------  -------  -------  -------
 Income before taxes,
  extraordinary item and
  accounting change.....    2,793    3,410    4,747    3,248      305    3,104    4,424
 Provision for income
  taxes.................     (600)  (1,296)  (1,804)  (1,234)     (38)    (667)    (951)
 Extraordinary item.....      --       --       --      (122)     --       --       --
 Change in accounting
  for income taxes......      --       --       --     1,603      --       --       --
                          -------  -------  -------  -------  -------  -------  -------
 Net Income.............  $ 2,193  $ 2,114  $ 2,943  $ 3,495  $   267  $ 2,437  $ 3,473
                          =======  =======  =======  =======  =======  =======  =======
 Earnings Per Share:
 Before extraordinary
  item and accounting
  change................  $  0.23  $  0.21  $  0.30  $  0.19  $  0.03  $  0.22  $  0.30
 Extraordinary item.....      --       --              (0.01)     --       --       --
 Change in accounting
  for income taxes......      --       --       --      0.16      --       --       --
                          -------  -------  -------  -------  -------  -------  -------
 Net Income Per Share...  $  0.23  $  0.21  $  0.30  $  0.34  $  0.03  $  0.22  $  0.30
                          =======  =======  =======  =======  =======  =======  =======
 Average Shares Out-
  standing..............    9,623    9,996    9,808   10,252   10,427   11,201   11,631
                          =======  =======  =======  =======  =======  =======  =======
BALANCE SHEET DATA:
 Oil and Gas Properties,
  net...................  $51,279  $47,186  $48,229  $27,125  $32,963  $42,748  $56,371
 Total Assets...........   55,830   51,547   52,611   39,805   41,040   46,995   62,558
 Long-Term Debt.........   11,400   11,500   10,000      --     2,708    4,661   14,193
 Stockholders' Equity...   36,483   33,850   34,257   35,918   32,400   35,393   40,467

     SELECTED CONSOLIDATED FINANCIAL DATA OF BROCK EXPLORATION CORPORATION

  The following table sets forth consolidated historical financial data of Brock and has been derived from the audited consolidated financial statements of Brock for the year ended December 31, 1994, the nine-month period ended December 31, 1993 and each of the three fiscal years ended March 31, 1993, and has been derived from the unaudited interim consolidated financial statements of Brock for the nine month periods ended September 30, 1995 and September 30, 1994. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for the fair presentation have been included in the unaudited interim data. This historical data should be read in conjunction with the financial statements and notes thereto which are incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference". The historical results are not necessarily indicative of results which may be expected for future periods.

                                                                 AS OF AND
                                                    AS OF AND     FOR THE
                         AS OF AND FOR THE NINE      FOR THE    NINE MONTHS
                              MONTHS ENDED          YEAR ENDED     ENDED     AS OF AND FOR THE YEAR ENDED
                              SEPTEMBER 30,        DECEMBER 31, DECEMBER 31,           MARCH 31,
                         ------------------------  ------------ ------------ -------------------------------
                            1995         1994          1994         1993       1993       1992       1991
                         -----------  -----------  ------------ ------------ ---------  ---------  ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenue................ $     7,299  $     7,629    $11,129      $ 8,696    $  10,433  $   9,661  $  11,916
 Production Expenses....       2,788        3,462      4,462        3,550        4,165      4,249      3,892
 Abandonment Expenses &
  Dry Hole Costs........         225          114        123          132          428        300        985
 Depreciation, Depletion
  and Amortization......       1,785        1,646      3,247        2,454        1,840      2,092      2,009
 General and
  Administrative
  Expenses..............       1,632        1,725      2,274        1,938        2,313      2,210      2,624
                         -----------  -----------    -------      -------    ---------  ---------  ---------
Operating Income........         869          682      1,023          622        1,687        810      2,406
  Provisions for income
   taxes................         (67)         (13)       --           (96)        (344)       (43)      (430)
  Change in accounting
   for income taxes.....         --           --         --           186          --         --         --
 Interest Expense.......        (631)        (618)      (859)        (445)        (470)      (524)      (624)
                         -----------  -----------    -------      -------    ---------  ---------  ---------
 Net Earnings........... $       171  $        51    $   164      $   267    $     873  $     243  $   1,352
                         ===========  ===========    =======      =======    =========  =========  =========
 Average Common Shares
  Outstanding...........       3,904        3,919      3,943        3,943        3,893      4,007      3,996
                         ===========  ===========    =======      =======    =========  =========  =========
 Earnings Per Common
  Share................. $      0.04  $      0.01    $  0.04      $  0.07    $    0.22  $    0.06  $    0.34
                         ===========  ===========    =======      =======    =========  =========  =========
BALANCE SHEET DATA:
 Property and Equipment,
  net................... $    15,287  $    17,729    $14,661      $16,226    $  14,994  $  12,924  $  12,147
 Total Assets...........      20,789       24,012     21,038       22,219       20,449     17,737     16,232
 Long-Term Debt.........       9,425       12,426      9,701       10,576        8,166      7,275      5,895
 Stockholders' Equity...       8,645        8,375      8,449        8,405        8,181      7,406      7,552

                    SELECTED PRO FORMA FINANCIAL INFORMATION

  The following table sets forth selected unaudited pro forma financial information of Key Production giving effect to the Merger under the purchase method of accounting for business combinations, assuming an Exchange Ratio of
 .6897 shares of Key Production Common Stock for each share of Brock Common Stock, and reflecting certain assumptions described in the notes to the unaudited pro forma consolidated condensed financial statements. This pro forma information is derived from and should be read in conjunction with the unaudited pro forma consolidated condensed financial statements, including notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "Accounting Treatment" and "Unaudited Pro Forma Condensed Financial Information".

  The Selected Pro Forma Consolidated Income Data set forth below assumes the Merger was consummated January 1, 1994, and the Selected Pro Forma Consolidated Balance Sheet Data set forth below assumes the Merger was consummated on September 30, 1995. The unaudited pro forma income statement data are not necessarily indicative of the operating results that would have occurred had the Merger occurred on January 1, 1994, nor are they necessarily indicative of future operating results of the combined companies.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA

                         NINE MONTHS ENDED      YEAR ENDED
                         SEPTEMBER 30, 1995  DECEMBER 31, 1994
                         ------------------  -----------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.................      $21,522            $26,836
                              -------            -------
Depreciation, depletion
 and amortization.......        7,630              8,282
Operating costs.........        7,580              9,565
Administrative, selling
 and other..............        1,211              1,612
Financing costs, net....          643                580
                              -------            -------
                               17,064             20,039
                              -------            -------
Income before income
 taxes..................        4,458              6,797
Provision for income
 taxes..................        1,209              2,521
                              -------            -------
  Net Income............      $ 3,249            $ 4,276
                              =======            =======
Net Income Per Share....      $  0.26            $  0.34
                              =======            =======

PRO FORMA CONSOLIDATED BALANCE SHEET DATA

                                                                    AS OF
                                                              SEPTEMBER 30, 1995
                                                              ------------------
Current Assets...............................................      $ 8,211
Oil and Gas Properties, net..................................       73,848
Other Assets, net............................................        1,302
                                                                   -------
  Total Assets...............................................      $83,361
                                                                   =======
Current Liabilities..........................................      $ 4,050
Long-Term Debt...............................................       20,825
Deferred Credits and Other Non-Current Liabilities...........        8,153
Stockholders' Equity.........................................       50,333
                                                                   -------
  Total Liabilities and Stockholders' Equity.................      $83,361
                                                                   =======

             COMPARATIVE PER SHARE DATA OF KEY PRODUCTION AND BROCK

  Set forth below are the net income and book value per common share data of Key Production and Brock on an historical basis, a pro forma basis for Key Production, and an equivalent pro forma basis for Brock. The Key Production pro forma data was derived by combining historical consolidated financial information of Key Production and Brock, giving effect to the Merger under the purchase method of accounting for business combinations. The equivalent pro forma data for Brock was calculated by multiplying the Key Production pro forma per common share data by the Exchange Ratio. Neither company paid dividends during any of the periods presented below.

  The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes of Key Production and Brock incorporated by reference and attached to this Joint Proxy Statement/Prospectus and the unaudited pro forma condensed financial information and notes thereto included in this Joint Proxy Statement/Prospectus.

                                         HISTORICAL        UNAUDITED PRO FORMA
                                    -------------------- -----------------------
                                                                        BROCK
                                                             KEY      EQUIVALENT
                                    KEY PRODUCTION BROCK CONSOLIDATED  (.6897X)
                                    -------------- ----- ------------ ----------
Book value per share as of:
  September 30, 1995..............      $3.79      $2.21    $4.07       $2.81
Income from continuing operations:
  Nine months ended September 30,
   1995...........................      $0.23      $0.04    $0.26       $0.18
  Year ended December 31, 1994....      $0.30      $0.04    $0.34       $0.23

                                 THE COMPANIES

KEY PRODUCTION AND MERGER SUB

  Key Production is an independent oil and gas company engaged in oil and gas exploration, development and production in the continental United States. The Company's exploration interests are spread over 13 states with primary focus areas in the Anadarko Basin of Oklahoma, the Rocky Mountain region, the Gulf Coast, and the Sacramento Basin in California.

  History of Key Production. Key Production was formed in 1988 to succeed to a portion of the assets and liabilities of Apache Petroleum Company L.P. ("APC"). From 1988 through the third quarter of 1992, Key Production used operating cash flow and property sales proceeds to reduce debt, repurchase shares of its common stock and pay dividends. In light of its depleting reserves and increasingly disproportionate general and administrative costs, Key Production chose to change strategic direction in 1992.

  Since inception, all of Key Production's operating and managerial functions had been performed by Apache Corporation ("Apache") under the terms of a management agreement between Key Production and Apache. On September 9, 1992, Key Production's Board of Directors announced its intention to establish a management team independent of Apache and to engage Key Production in active operations. They elected a new Board of Directors unrelated to Apache. The new objective of Key Production was to pursue growth through drilling and strategic acquisitions.

  Key Production has grown from zero employees prior to September 1992 to 28 full time employees at year end 1995. Key Production's business strategy is to follow a decentralized regional approach to competing for drilling and acquisition opportunities. In addition to Key Production's headquarters and Rocky Mountain regional office in Denver, Colorado, Key Production has regional offices in Tulsa, Oklahoma and Houston, Texas.

  Recent Developments. During 1995 Key Production participated in the drilling of 49 gross wells and an additional 5 wells were drilling at year end. Of the 49 wells drilled in 1995, 41 wells were either completed as producers or were in the process of being completed at year end and 8 wells were plugged as dry holes.

  Since December 31, 1994, Key estimates that its proved reserves have increased by between 5% and 10%.

  On October 23, 1995 Key Production announced that it had bought back 331,000 shares of its own stock from Apache at a price of $5.00 per share which reduced the number of shares outstanding at that time to 8.84 million shares.

  Merger Sub. Key Acquisition One, Inc. is a wholly-owned subsidiary of Key Production incorporated on December 19, 1995 and has conducted no business prior to entering into the Merger Agreement.

BROCK

  Brock is an independent oil and gas company whose principal business is the acquisition and development of producing oil and gas properties. As of December 31, 1994, Brock had oil and gas interests in 12 states, with primary activities in Louisiana, Texas, Oklahoma, New Mexico and Kansas. Oil and gas activities are directed from Brock's corporate headquarters in New Orleans, Louisiana.

  History of Brock. Brock began in 1948 as Big Horn Powder River Corporation, a publicly held corporation, headquartered in Denver. This corporation engaged in exploring for and developing oil and gas properties in the Rocky Mountain and Mid-Continent regions of the United States and Canada. The name was subsequently changed to Plaza Petroleum, Inc. In 1973, Plaza and its three wholly-owned subsidiaries, Gillette Royalty and Mineral Corp., Arapahoe Production Company and Zol-Dan Oil Company, became Brock Exploration Corporation as a result of a merger with a privately owned company, Precise Exploration Corporation, founded by Lawrence E. Brock, Brock's current Chairman of the Board. As of December 31, 1995, Brock had 14 employees.

  Since 1985, Brock's primary business strategy has consisted of the acquisition and development of producing oil and gas properties. Specifically, its objective has been to purchase producing properties with potential for significant increases in production through waterflooding, workovers of existing wells, development drilling or similar operations to improve efficiency. Brock seeks to purchase a significant working interest in each property acquired so as to influence or control the timing of development drilling or other operational decisions. Whenever possible, Brock assumes operations of purchased properties. Brock finances these activities through the utilization of a portion of its current cash flow and its available line of credit. Brock also periodically reviews its property base identifying properties to sell or abandon that do not meet strict performance criteria.

  Recent Developments. Effective January 1, 1995, Brock Oil and Gas Corporation ("BOGC"), a wholly- owned subsidiary of Brock, dissolved five limited partnerships in which BOGC was the general partner. Pursuant to the terms of the liquidation of these partnerships, the remaining oil and gas properties owned by these partnerships were purchased by BOGC for approximately $900,000. In connection with these transactions, BOGC assumed, as of the effective date, the liabilities associated with the oil and gas properties acquired from the partnerships.

  Since December 31, 1994, Brock estimates that its proved reserves have increased by approximately 15%.

  In March 1994, Brock purchased an interest in 21 oil wells located in the Shafter Lake Field in Andrews County, Texas for $2.2 million. In December 1994, Brock sold approximately 60% of its interest in these wells for $2.2 million. The proceeds from this sale were used to reduce outstanding debt.

  Effective August 1, 1995 Brock purchased an interest in 23 gas wells in the Hooker Field in Texas County, Oklahoma for $925,000. The property currently produces 1,000 Mcf per day net to Brock.

  Effective September 1, 1995, BOGC entered into a 12 month agreement with an industry partner to evaluate and acquire producing properties, leasehold, mineral or fee acres to be potentially developed, and generate economically feasible oil and/or gas prospects. BOGC's participation in any of these above mentioned activities is 25%. BOGC has issued a letter of credit in favor of the industry partner in the amount of $3 million to secure its obligations under this agreement. As of January 5, 1996, expenditures of approximately $293,000 have occurred or have been committed as a result of this agreement.

  In the fourth quarter of 1995, the Pension Plan purchased annuities to settle obligations owed to participants who were then receiving payments under the Pension Plan. Obligations owed to these participants represented approximately 77% of the total benefit obligations. Brock will accelerate the amortization of the prepaid pension asset during the fourth quarter of 1995 resulting in a decrease of the prepaid pension asset of approximately $235,000.

                       POST-MERGER PROFILE AND STRATEGY

  Oil and Gas Interests. As a result of the Merger, Key will have interests in the Rocky Mountains, California, the Mid-continent, and Gulf Coast. Based on the Key 1994 10-K and Brock 1994 10-K, post-Merger Key will have interests in 682 gross (95.2 net) gas wells and 1148 gross (134.5 net) oil wells. The pro forma December 31, 1994 undeveloped acreage post-Merger will be approximately 546,000 net acres.

  Pro forma December 31, 1994 post-Merger reserves of Key will be 46.7 BCF of natural gas and 6.1 million barrels of oil. Key estimates that as of December 31, 1995, the pro forma post-Merger reserves have increased by between 8% and 12% on an equivalent Mcf basis.

  Strategy. After the Merger, Key intends to continue its strategy of growth of reserves and production through a decentralized regional approach to competing for drilling and acquisition opportunities. In addition to Key's offices in Denver, Tulsa, and Houston, Key will open an exploration and acquisition office in New Orleans with some of the former Brock employees.

  Key anticipates that the combined entity will be able to realize substantial reductions in general and administrative expenses from the pre-Merger combined expenses of Brock and Key. All accounting and administrative functions will be consolidated in Denver. It is expected that the majority of the cost reductions will be through elimination of duplicative personnel, accounting and other systems, and certain other administrative and fixed costs of the two pre-Merger companies. The costs of the former Brock personnel who will become Key's New Orleans regional exploration and acquisition employees will be capitalized in accordance with full cost accounting rules.

  Key has a $50 million revolving line of credit with NationsBank subject to borrowing base limits which are tied to the value of Key's oil and gas reserves. The combined value of Key's and Brock's oil and gas reserves subsequent to the Merger will be more than adequate to allow Key to increase its currently elected $22 million borrowing base to the level necessary to repay Brock's existing debt. Under this agreement, Key's interest rate is a function of its debt to capitalization ratio. Immediately after the Merger, Key's debt to capitalization ratio will be approximately the same as before the Merger. This is because the new equity issued in the Merger is approximately in the same proportion to the Brock debt assumed in the Merger as Key's pre-Merger equity was to Key's pre-Merger debt. Since Key's current interest rate of LIBOR plus .75% is substantially lower than Brock's interest rate, Key will pay off Brock's debt after the Merger by borrowing under Key's revolving line of credit with NationsBank.

  The combined debt level immediately after the Merger is expected to be approximately $26 million, leaving Key with substantial liquidity and the ability to continue an active drilling program and make future acquisitions.

  Management. Key's board of directors and officers will be unchanged after the Merger. Certain information about Key's management is set forth below.

Information About Key Production's Directors.

  Certain biographical information, including principal occupation and business experience during the last five years, about each of Key Production's directors is set forth below.

  F. H. MERELLI, 59, has been chairman of the board of directors, president and chief executive officer of Key Production since September 9, 1992. From July 1991 to September 1992, Mr. Merelli was engaged as a private consultant in the oil and gas industry. Mr. Merelli was president and chief operating officer of Apache Corporation, and president, chief operating officer and a director of Key from June 1988 to July 1991, at which time he resigned from those positions in both companies. He was president of Terra Resources, Inc. from 1979 to 1988.

  CORTLANDT S. DIETLER, 74, is an advisory director of Panhandle Eastern Corporation. He was chairman of the board and chief executive officer of Associated Natural Gas Corporation from January 1987 and December 1985, respectively, and chairman of the board and chief executive officer of that company's principal operating subsidiary, Associated Natural Gas, Inc., from December 1986 and January 1989, respectively. Effective March 1995, Mr. Dietler resigned from each position with Associated Natural Gas Corporation and its subsidiaries.

  TIMOTHY J. MOYLAN, 39, has been the president and chief executive officer of BelRad Group, Inc., successor to Mainline Enertech, since 1986. He served as chief executive officer and president of Natural Resources Group, Inc. from 1983 to 1990. He is a director of Energy West Corporation.

Information About Standing Committees of Key Production's Board of Directors and Meetings.

  Key Production's board of directors has an audit committee. The audit committee members are Cortlandt S. Dietler and Timothy J. Moylan. The audit committee reviews Key Production's independent auditors' audit and review programs and procedures and the scope and results of their examinations. It also examines professional services provided by the auditors and evaluates audit costs and related fees. Additionally, the audit committee reviews the financial statements and the adequacy of Key Production's system of internal accounting controls. The audit committee makes recommendations to the board of directors relating to the independent auditors and to their engagement or discharge.

  Key Production's board of directors has established a compensation committee for the purpose of determining compensation for executive officers of Key Production. During fiscal year 1994, the compensation committee consisted of Cortlandt S. Dietler and Timothy J. Moylan.

  One meeting of Key Production's board of directors and one meeting of the audit and compensation committees were held during 1994. Other board action throughout the year was accomplished by written consent. Each incumbent director attended all board meetings and all meetings of committees on which he was a member.

Information About Executive Officers of Key Production.

  Certain biographical information concerning the executive officers of Key Production is set forth below. Biographical information concerning F. H. Merelli may be found under "--Information About Key Production's Directors."

  MONROE W. ROBERTSON, 46, has been with Key Production since September 10, 1992. Since February 1994, he has served as senior vice president and corporate secretary and prior to that time as vice president and corporate secretary. From August 1988 to July 1992, he was employed by Apache Corporation in various capacities, the most recent of which was director of operational planning. From 1986 to 1988, Mr. Robertson was director of corporate planning for Terra Resources, Inc. From 1973 to 1986, Mr. Robertson was employed by Gulf Oil Corporation.

  CATHY L. ANDERSON, 40, has been controller of Key Production since January 15, 1993. From July 1985 to January 1993, Ms. Anderson was employed by Arthur Andersen & Co., a public accounting firm, in various capacities, the most recent of which was audit manager.

  STEPHEN P. BELL, 41, has been vice president--land of Key Production since February 2, 1994. From March 1991 to February 1994, he was president of Concord Reserve, Inc., a privately-held independent oil and gas company. He was employed by Pacific Enterprises Oil Company (formerly Terra Resources, Inc.) as mid-continent regional manager from February 1990 to February 1991 and as land manager from August 1985 to January 1990.

Key Production Executive Compensation.

                        Summary Compensation Table

  The following table sets forth information concerning compensation earned in 1994, 1993 and 1992 by the Chief Executive Officer and the only executive officer of Key Production whose salary exceeded $100,000.

                                                    ANNUAL           LONG-TERM
                                                 COMPENSATION      COMPENSATION
                                             -------------------- ---------------
                                                                    SECURITIES
                                                                    UNDERLYING     ALL OTHER
NAME OF INDIVIDUAL AND POSITION  FISCAL YEAR  SALARY/(1)/   BONUS OPTIONS AWARDED COMPENSATION
-------------------------------  ----------- -------------- ----- --------------- ------------
F. H. Merelli, Chairman,            1994     $150,000        --         --          $ 9,645 /(3)/
 President and Chief                1993     $150,000        --         --          $ 8,732 /(3)/
 Executive Officer                  1992     $ 50,000 /(2)/  --       500,000       $ 2,000 /(3)/

Monroe W. Robertson,                1994     $115,000        --         --          $ 4,662 /(3)/
 Senior Vice President
  and                               1993     $115,000        --       150,000       $ 4,600 /(3)/
 Corporate Secretary                1992     $ 38,333 /(2)/  --         --          $ 1,533 /(3)/

----------

/(1)/Includes amounts earned but deferred at the election of the officer.

/(2)/Salary paid from September 1, 1992, to December 31, 1992.

/(3)/Consists of Key Production's matching contribution pursuant to Key
     Production's 401(k) plan in which all employees are eligible to participate, and for Mr. Merelli includes the one-year term cost of life insurance provided for the Chief Executive Officer, which in fiscal 1994 was $3,601.


   Aggregated Option Exercises In Fiscal Year 1994 and 1994 Fiscal Year-End
                              Option Values

                                                                          VALUE OF
                                                                        UNEXERCISED
                                                                          IN-THE-
                                                                           MONEY
                                            NUMBER OF UNEXERCISED        OPTIONS AT
                      NUMBER OF            OPTIONS AT FISCAL YEAR       FISCAL YEAR
                       SHARES                        END                  END/(3)/
                     ACQUIRED ON  VALUE   -------------------------    -------------------------
       NAME           EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
       ----          ----------- -------- ----------- -------------    ----------- -------------
F. H. Merelli            --        --       333,334     166,666 /(1)/   $541,668     $270,832
Monroe W. Robertson      --        --        50,000     100,000 /(2)/   $106,250     $212,500

----------

/(1)/Options were granted September 1, 1992, and vest at a rate of one-third per year over three years. These options were not granted under Key Production's 1992 Stock Option Plan.

/(2)/Options were granted on January 4, 1993, and vest at a rate of one-third per year over three years. These options were granted under Key Production's 1992 Stock Option Plan.

/(3)/Amount represents the closing price of Key Production's common stock at December 30, 1994, on The NASDAQ Stock Market, less the exercise price multiplied by the number of exercisable/unexercisable stock options at December 31, 1994, that had an exercise price less than the market value at that date.

Director Compensation.

  Key Production's current non-employee directors receive no compensation for their affiliation with Key Production other than the stock options granted under the Key Production 1992 Stock Option Plan for Non-Employee Directors. Both Messrs. Dietler and Moylan were granted stock options for 45,000 shares on December 9, 1992, at an exercise price of $2.875 per share. One-third of these options vested on December 9, 1993, one-third vested on December 9, 1994, and the remaining one-third vested on December 9, 1995. The directors are also reimbursed for out-of-pocket expenses relating to their attendance at board of director meetings.

Employment Agreements and Change-in-Control Arrangements.

  Key Production entered into an employment agreement with Mr. Merelli pursuant to which he has agreed to serve in his present capacity for an indefinite term. The employment agreement provides that Mr. Merelli shall receive a base annual salary of $150,000. The base salary may be increased (but not decreased) by the compensation committee of the board of directors.

  In addition to the base salary, the employment agreement provides for the grant to Mr. Merelli of a stock option covering 500,000 shares of Key Production's Common Stock and also provides that Mr. Merelli shall be eligible for incentive bonuses under any incentive program for executives of Key Production which is adopted by the board of directors. No such incentive bonus program has been adopted as of the date of this Joint Proxy
Statement/Prospectus.

  The employment agreement further provides that in the event of termination of his employment by Key Production without cause or by reason of death or disability, Mr. Merelli or his estate shall receive his then current monthly salary for a period of twenty-four months. Key Production is also obligated to maintain insurance on the life of Mr. Merelli in the amount of $500,000. The stock option agreement with Mr. Merelli provides that upon a change in control of Key Production, all of Mr. Merelli's outstanding options will be immediately vested. Mr. Merelli is a participant in the Key Production Company, Inc. Income Continuance Plan which provides for the continuation of salary and benefits for certain employees in the event of a change in control of Key Production. Any benefits paid to Mr. Merelli pursuant to this plan would be in lieu of and not in addition to any payments pursuant to his employment agreement.

  Key Production entered into an employment agreement with Monroe W. Robertson in which he has agreed to serve in his present capacity for an indefinite term. The agreement provides that Mr. Robertson shall receive a base annual salary of $115,000. The base salary may be increased (but not decreased) by the compensation committee of the board of directors. Mr. Robertson is also eligible to receive incentive bonuses under any incentive program for executives of Key Production which may be adopted by the board of directors.

  The agreement also provides that if Mr. Robertson's employment is terminated without cause or by reason of his death or disability, Mr. Robertson or his estate shall receive his then current monthly salary for a period of twenty-four months. The stock option agreement with Mr. Robertson provides that upon a change in control of Key Production, all of Mr. Robertson's outstanding options will be immediately vested. Mr. Robertson is a participant in the Key Production Company, Inc. Income Continuance Plan which provides for the continuation of salary and benefits for certain employees in the event of a change in control of Key Production. Any benefits paid to Mr. Robertson pursuant to this plan would be in lieu of and not in addition to any payments pursuant to his employment agreement.

Compensation Committee Interlocks and Insider Participation.

  Neither Mr. Moylan nor Mr. Dietler, the members of the compensation committee, was at any time during fiscal year 1994 or any preceding fiscal year an officer or employee of Key Production or any of its subsidiaries. During fiscal year 1994, no executive officer of Key served as a director or member of a compensation (or similarly empowered) committee for any entity whose executive officer or officers served on Key Production's compensation committee.

Transactions With Affiliates

  During 1994, Key Production entered into three transactions with Apache Corporation which, at that time, was the beneficial owner of more than five percent of Key Production's Common Stock. In July, 1994, Key Production exchanged approximately 200,000 net undeveloped acres in the Green River Basin of Wyoming for 800,000 shares of Key Production's Common Stock held by Apache. Later in July, 1994, Key Production purchased 200,000 shares of Key Production Common Stock from Apache at a price of $4.50 per share and in December, 1994, Key Production purchased an additional 91,000 shares from Apache at $4.75 per share. In October 1995, Key purchased 331,000 additional shares from Apache at $5.00 per share.

                             THE SPECIAL MEETINGS

TIME, DATE, PLACE AND PURPOSE OF SPECIAL MEETINGS

  The Key Production Special Meeting will be held on Thursday, March 28, 1996, at 10:00 a.m., local time, at the University Club, 1673 Sherman Street, Denver, Colorado, for the purpose of approving the issuance and reservation for issuance of up to 2,800,000 shares of Key Production Common Stock (the "Key Production Issuance of Common Stock") pursuant to the Merger Agreement, as required by the rules of the Nasdaq National Market. The Brock Special Meeting will be held at 10:00 a.m., local time, on March 28, 1996, at the City Energy Club of New Orleans, 1100 Poydras Street, New Orleans, Louisiana for the purpose of approving and adopting the Merger Agreement, as required under Delaware law.

RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of Key Production Common Stock outstanding at the close of business on the Record Date (February 9, 1996) are entitled to notice of, and to vote at, the Key Production Special Meeting. Only holders of record of Brock Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Brock Special Meeting.

  On the Record Date, there were approximately 5,386 holders of record of Key Production Common Stock, with 8,849,468 shares of Key Production Common Stock issued and outstanding. Each share of Key Production Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Principal Stockholders of Key Production and Brock--Key Production" for information regarding persons known to the management of Key Production to be the beneficial owners of more than 5% of the outstanding Key Production Common Stock.

  There were approximately 2,686 holders of record of Brock Common Stock on the Record Date, with 3,815,181 shares of Brock Common Stock outstanding and entitled to vote. Each such share of Brock Common Stock will be entitled to one vote on each matter to be acted on at the Brock Special Meeting. See "Principal Stockholders of Key Production and Brock--Brock" for information regarding persons known to the management of Brock to be the beneficial owners of more than 5% of the outstanding Brock Common Stock.

VOTING AND REVOCATION OF PROXIES

  All properly executed proxies that are not revoked will be voted at the Key Production Special Meeting and the Brock Special Meeting, as applicable, in accordance with the instructions contained therein. If a holder of Key Production Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "for" approval of the Key Production issuance of Common Stock in accordance with the recommendation of the Board of Directors of Key Production. If a holder of Brock Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "for" approval and adoption of the Merger Agreement in accordance with the recommendation of the Board of Directors of Brock. A stockholder of Key Production or a stockholder of Brock who has executed and returned a proxy may revoke it at any time before it is voted at the appropriate Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of Key

Production or Brock, as appropriate, stating that the proxy is revoked or
(iii) attending the appropriate Special Meeting and voting in person.

VOTE REQUIRED

  Key Production. Key Production's Bylaws provide that the presence at the Key Production Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Key Production Common Stock entitled to vote thereat will constitute a quorum for the transaction of business. The issuance of Key Production Common Stock does not, under state law, require stockholder approval. However, the rules of the Nasdaq National Market require, as a prerequisite to the listing on the Nasdaq National Market of the shares of Key Production Common Stock that are issued pursuant to the Merger Agreement, that such issuance be approved by Key Production's stockholders. Approval of such issuance will require the vote of a majority of the shares present, in person or by proxy, and entitled to vote. Key stockholders who do not return proxies or attend the Key Production Special Meeting will have no effect on the vote. Key Production Common Stock held by Key stockholders who return proxies and abstain from voting on the proposal will be counted in determining the number of shares present and entitled to vote and will have the same effect as a vote against the proposal. Broker non-votes will have no effect upon the outcome of the vote.

  Brock. The presence at the Brock Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Brock Common Stock entitled to vote thereat will constitute a quorum for the transaction of business, and approval and adoption of the Merger Agreement requires the affirmative vote of two-thirds of the issued and outstanding Brock Common Stock entitled to vote thereon. On the Record Date, there were 3,815,181 shares of Brock Common Stock outstanding and entitled to vote at the Brock Special Meeting. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement. On the Record Date, the directors and executive officers of Brock held approximately 39.39% of the outstanding shares of Brock Common Stock entitled to vote on each matter to be acted upon at the Brock Special Meeting. Each of Brock's officers and directors has indicated his or her present intention to vote or direct the vote of all such shares of Brock Common Stock entitled to vote in favor of the proposal to approve the Merger Agreement. The Brock Trust, which held 325,811 shares of Brock Common Stock as of the Record Date (or approximately 8.5% of the outstanding shares entitled to vote on each matter to be acted upon at the Brock Special Meeting at such date), has agreed to vote such shares in favor of approval and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere or be inconsistent with the Merger or the Merger Agreement (including, without limitation, a Competing Transaction). Such Stockholder Agreement is not subject to the continued support of the Board of Directors of Brock in recommending approval and adoption of the Merger Agreement (although such Stockholder Agreement would terminate upon a termination of the Merger Agreement). See "Stockholder Agreement."

SOLICITATION OF PROXIES

  In addition to solicitation by mail, the directors, officers, employees and agents of each of Key Production and Brock may solicit proxies from their respective stockholders by personal interview, telephone, telegram or otherwise. Key Production and Brock will each bear the costs of the solicitation of proxies from their respective stockholders, except that Key Production and Brock will each pay one-half of the cost of printing this Joint Proxy Statement/Prospectus and all regulatory filing fees other than SEC filing fees. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record voting securities of Key Production or Brock for the forwarding of solicitation materials to the beneficial owners thereof. Key Production and Brock will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith. Brock has engaged the services of Corporate Investor Communications, Inc. to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Brock stockholders for a fee of $4,000 plus reasonable out-of-pocket expenses. Key Production has also engaged the services of Corporate Investor Communications, Inc. to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Key Production stockholders for a fee of $4,000 plus reasonable out-of-pocket expenses.

OTHER MATTERS

  At the date of this Joint Proxy Statement/Prospectus, the Boards of Directors of Key Production and Brock do not know of any business to be presented at their respective Special Meetings other than as set forth in the notices accompanying this Joint Proxy Statement/Prospectus. If any other matters should properly come before the respective Special Meetings, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                                  THE MERGER

GENERAL DESCRIPTION OF THE MERGER

  The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into Brock with Brock becoming the Surviving Corporation, and each outstanding share of Brock Common Stock (other than shares of Brock Common Stock held in the treasury of Brock or owned by Key Production or by any direct or indirect wholly-owned subsidiary of Key Production or of Brock, all of which will be canceled), will be converted into .6897 shares of Key Production Common Stock. Any resulting fractional shares will be settled in cash.

  Based on the number of shares of Key Production Common Stock and Brock Common Stock outstanding as of the Record Date, approximately 2,800,000 shares of Key Production Common Stock will be issuable pursuant to the Merger Agreement (assuming exercise prior to the Effective Time of the Brock Options), representing approximately 24% of the total Key Production Common Stock to be outstanding after such issuance.

BACKGROUND

  During the summer of 1993, Brock's Board of Directors determined that the consolidation among independent oil and gas companies then taking place as well as Brock's financial and operating circumstances justified exploring the possibility of a business combination involving Brock in an effort to maximize the value of Brock to the stockholders. As a result, the Board of Directors authorized management to investigate the possibility of pursuing such a transaction with certain oil and gas companies as well as certain public utilities known to be active or interested in the acquisition of oil and gas properties. In connection with these efforts, Brock's management retained an investment advisor to assist it in compiling information and contacting potentially interested third parties. Brock subsequently entered into confidentiality agreements with certain of these companies and provided these companies with detailed information on Brock's oil and gas properties and other operations. These activities were terminated during the fall of 1993 when it was determined by the Board of Directors that sufficient interest from these third parties in pursuing a business combination with Brock did not exist. The Board of Directors determined to continue to evaluate and monitor Brock's financial and operating conditions as well as conditions in the oil and gas industry in the event that circumstances should again warrant consideration of a business combination involving Brock.

  Brock's Board of Directors, in connection with its semi-annual review of Brock's overall performance and objectives, determined in November 1994 that the conditions then existing in the oil and gas industry were such that it was in the best interests of Brock's stockholders to explore the possible sale of Brock in order to maximize the value of Brock to the stockholders. In response to this decision, on November 18, 1994, Brock issued a press release indicating that the Board of Directors had authorized management to solicit indications of interest for a cash merger with Brock and would provide detailed information on Brock's oil and gas properties and operations to interested parties.

  Following this announcement, management of Brock began contacting those companies that it believed might be interested in exploring the possible acquisition of Brock and responding to inquiries from additional companies. During this period, Brock entered into confidentiality agreements with approximately 40 companies and distributed a summary descriptive memorandum to each of these companies. Subsequently, during February and March of 1995, management provided 17 of the interested parties with more detailed information regarding Brock's oil and gas properties, financial condition and operations. Brock also provided 12 of these interested parties with presentations from Brock's management on Brock's various properties and operations. Each of the parties expressing an interest in exploring the acquisition of Brock was provided with the opportunity of visiting Brock's facilities and reviewing Brock's books and records and was also provided with a form of agreement and plan of merger providing for the cash merger of Brock. Each of the interested parties was also informed that any proposals for the acquisition of Brock should be submitted to Brock no later than April 10, 1995. Brock also required that acquisition proposals from interested parties be in the form of cash offers for all outstanding shares of Brock Common Stock. On March 14, 1995, Brock retained Stephens to render an opinion as to the fairness of the merger consideration from a financial point of view to the public stockholders of Brock.

  On April 10, 1995, Brock received five proposals for the acquisition of Brock through a cash merger, one proposal for the acquisition of Brock through a stock merger and one proposal contemplating a tender offer for a portion of Brock's outstanding shares. Several of the proposals received were presented in terms of being general indications of interest, subject to conditions such as obtaining financing or indicating price ranges that were either deemed inadequate or of such a preliminary or conditional nature that they were not in a form capable of final evaluation by Brock's Board of Directors.

  On April 18, 1995, Brock's Board of Directors met to review the results of the solicitation process, to discuss the alternatives available to Brock and to receive the results of Stephens' evaluation of Brock and the highest valued proposal that had been received by Brock to that point. Following a review by the Board of Directors of these various items, the Board of Directors authorized senior management of Brock to explore further with those parties submitting the highest valued proposals the definitive terms and conditions upon which they would be willing to acquire Brock in an all cash merger and their financial ability to consummate the acquisition of Brock.

  During the period from April 18 through May 1, 1995 management of Brock contacted two of the parties that had submitted proposals in an effort to determine the definitive terms and conditions upon which either of these parties would be willing to acquire Brock. Management then entered into discussions with both of the bidders, but concluded in July 1995 that one bidder did not have the ability to obtain financing and the other terminated discussions when it entered into a binding agreement to acquire another oil and gas company. In addition, during this period management also contacted two other companies that had expressed an interest in acquiring Brock but that had not submitted proposals to determine if any interest in pursuing the acquisition of Brock on the part of either of these companies existed. Both of these companies subsequently confirmed that they were not in a position to pursue an acquisition of Brock.

  On July 26, 1995, Brock's Board of Directors announced that it had decided to terminate seeking indications of interest for a cash merger of Brock. The Board determined that, due to an industry-wide decline in the price of natural gas and, to a lesser extent, oil and the resulting impact on prices received in cash sales of oil and gas properties, it was in the Brock stockholders' interest to terminate exploring the possibility of selling Brock through a cash merger. Brock also publicly announced that it intended to continue to explore alternatives involving the sale or combination of Brock as well as other transactions intended to maximize its value for its stockholders. After exploring alternatives available for a cash merger, the Board of Directors concluded that the most likely acquiror of Brock would be another independent oil and gas company. The Board noted that traditionally independent oil and gas companies have found stock-for-stock mergers more attractive, especially in times of reduced cash flow as a result of reduced prices then being received for gas and, to a lesser extent, oil.

  Between July 15 and November 20, 1995 Brock either contacted or received unsolicited contacts from 28 potential acquirors. These inquiries led to several new indications of interest, including one from Key, and two re-evaluations from parties which had previously submitted bids to Brock.

  Brock contacted Key on July 27, 1995 to explore the possibility of a merger of Brock and Key. Due to the depressed futures market prices for natural gas, Key informed Brock that a cash offer for Brock's assets would have to be too low to be attractive to Brock. Key suggested a stock merger which could reduce the combined general and administrative expense and provide economies of scale for a combined company that would have good growth potential and provide Brock shareholders with improved liquidity and the ability to continue to share in the price upside which would occur if natural gas prices increase.

  In mid August, Key prepared a comparison of Brock and Key ratios of income, cash flow, book value, stock market price and liquidation value per share from publicly available documents. As a result of this analysis, Key proposed a merger with Brock shareholders receiving one Key share for each 1.6 Brock shares.

  Over the next several weeks, there were a number of discussions between the chairmen of Brock and Key and among other senior officers of the two companies. During this period, Brock's management also continued discussions with other companies that had indicated an interest in acquiring Brock. Representatives of Brock visited Key's offices in October.

  In a meeting at Brock's offices on November 2, 1995, Brock made a counter offer for a merger at a ratio of one Key share for each 1.3 Brock shares. At that meeting Key rejected the Brock offer and provided an updated table of ratios showing that the October 27, 1995 stock price was $3.125 for Brock and $5.375 for Key, resulting in a 1.72 to one market price ratio. Key also observed that third quarter earnings had been announced since Key's last offer and Key's third quarter earnings were eight cents per share while Brock's were zero.

  During November and December, senior officers of Key visited Brock's offices for a total of seven days to review their properties and accounts and representatives of Brock and Stephens visited Key's offices for seven days to review Key's properties, accounts, and drilling upside potential. Also during this period Mr. Brock stayed in contact with members of the Brock Board of Directors to brief them on the status and progress of negotiations and to obtain the director's views on various matters, and Mr. Merelli stayed in contact with members of the Key Board of Directors to brief them on the status of negotiations. Through arms-length negotiations Brock and Key agreed upon an exchange ratio of one share of Key Production Common Stock for each 1.45 shares of Brock Common Stock. All negotiations between Key and Brock were conducted by the senior officers of each of the companies.

  At a special meeting of Brock's Board of Directors held on December 21, 1995, the Board of Directors of Brock received detailed descriptions and analyses of the Merger by its management and financial and legal advisors. At the December 21st Board meeting, after consideration of the various factors and for the reasons described below, the Board of Directors of Brock approved by unanimous vote of all directors present at the meeting the Merger Agreement and related transactions.

  At a special meeting of Key's Board of Directors held on December 21, 1995, Key's Board reviewed a detailed presentation and analysis of the Merger by Key's management and legal advisors. At the December 21, 1995 Board meeting, after consideration of the various factors and the reasons described below, the Board of Directors of Key approved by a unanimous vote the Merger Agreement and related transactions.

KEY PRODUCTION'S REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS OF KEY PRODUCTION

  Key Production's Board of Directors believes the terms of the Merger are fair to and in the best interests of Key Production and its stockholders and has unanimously approved the Merger Agreement and recommends that Key Production's stockholders vote FOR the issuance of Key Production Common Stock in connection with the Merger Agreement.

  In reaching its conclusion, Key Production's Board of Directors considered among other factors:

  (i) Information concerning the financial performance and condition, business operations, and future prospects of both Key Production and Brock;

  (ii) The recent and prior market prices of Key Production Common Stock and Brock Common Stock;

  (iii) Projections of results of the combined companies which indicate that after reductions in overhead from consolidation and realization of economies of scale the Merger would be non-dilutive and would increase:

        (a) Net income per share,
        (b) Cash flow per share,
        (c) Reserves per share,
        (d) Production per share,
        (e) Equity per share, and
        (f) Market capitalization and liquidity.

  During the negotiations, the relative market price of Key Production and Brock Common Stock fluctuated between ratios of 1.8 to one to 1.38 to one. Key's Board of Directors considered both stocks to be undervalued in the market and that a trade based on a 1.45 ratio would lead to a stronger combined company with improved prospects that would hopefully lead to higher market valuations for the combined company. Key's Board of Directors did not think that the fact that Brock Common Stock might trade at a higher or lower ratio than 1.45 to one from day to day would affect the desireability of the Merger. Brock Common Stock is relatively illiquid and large blocks of Brock Common Stock could not be bought or sold at current market prices without adversely affecting the market.

  A projection of the results for the combined companies presented to Key Production's Board of Directors by Key's management at the board meeting held on December 21, 1995 showed increases in revenues, net income, cash flow, production and equity per share for the combined entity, as well as an increase in debt per share, based on the 1.45 to one Exchange Ratio. After consideration of all of those factors, and without assigning weight to any specific factor, the Board of Directors determined that the Merger was fair to the Key stockholders.

BROCK'S REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS OF BROCK

  Brock's Board believes that the terms of the Merger are fair to and in the best interests of Brock and its stockholders and has unanimously approved the Merger Agreement and recommends that Brock's stockholders vote FOR approval and adoption of the Merger Agreement and the Merger.

  In reaching its conclusion, Brock's Board considered, among other factors:

  (i) Information concerning the financial performance and condition, business operations and prospects of Brock;

  (ii) Current industry, economic and market conditions, which have encouraged business combinations and other strategic alliances in the oil and gas industry;

  (iii) The process of soliciting indications of interests for the acquisition of Brock;

  (iv)  Recent and prior market prices of Brock Common Stock;

  (v) The structure of the transaction and terms of the Merger Agreement and the exchange ratio which were the result of arm's length negotiations between Key Production and Brock;

  (vi)  The financial analyses and opinion of Stephens described below;

  (vii) The fact that the Merger would provide holders of Brock Common Stock with the opportunity to maintain a continuing equity interest in the combined companies that is more liquid than Brock Common Stock.

  Brock's Board of Directors did not assign weight to any specific factors and generally considered all of the factors when evaluating the Merger Agreement. In addition, the Board of Directors did not base its evaluation of the Merger Agreement on the relative stock values at a single point in time. The Board of Directors discussed the relative current and historical trading prices of Brock Common Stock and Key Production Common Stock, the relative inactive trading market for Brock Common Stock and the opinion rendered by Stephens that the merger consideration was fair from a financial point of view to the disinterested shareholders of Brock.

OPINION OF BROCK FINANCIAL ADVISOR

  Brock retained Stephens Inc. ("Stephens") to review the financial terms of the Merger and express an opinion as to the fairness from a financial point of view of such terms to the disinterested shareholders of Brock. For the purposes of the opinion, the term "disinterested shareholders" means holders of Brock's one class of publicly traded common stock other than (1) directors and officers of Brock and (2) Lawrence E. Brock, Mr. Brock's immediate family or any entity for which a Brock family member is a beneficiary, either directly or indirectly. Stephens excluded Brock's directors and officers and the Brock family from their opinion because the Brock family and Brock's directors and officers will receive no additional consideration for their Brock Common Stock in connection with the Merger other than that received by all of the holders of Brock Common Stock. Except as set forth under the heading "The Merger--Interests of Certain Persons in the Merger," Brock is not aware of any interest in the Merger than any such individuals have that is separate from their interests as holders of Brock Common Stock. The summary set forth below of Stephens' fairness opinion does not purport to be a complete description of its analyses or presentation to the Board of Directors of Brock. Each of its analyses must be considered as a whole and selecting portions of the analyses and of the factors considered, without considering all factors and analyses, will result in an incomplete view of the processes underlying its opinion. In its analyses, Stephens made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of either Brock or Key Production (collectively the "Companies"). Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value do not purport to be appraisals or necessarily reflect the values which may be realized if assets are sold separately. Because such estimates are inherently subject to uncertainty, neither Brock, Key Production, Stephens nor any other person can assume responsibility for their accuracy.

  On December 21, 1995, Stephens delivered in writing its opinion that, as of such date, the consideration to be received by Brock in connection with the Merger is fair, from a financial point of view, to the disinterested shareholders of Brock. The full text of Stephens' written opinion, which contains a description of the assumptions made, the matters considered by Stephens and the limits of its review, is attached hereto as Appendix II, and is incorporated by reference herein. Shareholders of Brock are urged to read the opinion carefully in its entirety. The following is a summary of selected analyses presented by Stephens to the Brock Board of Directors on December 21, 1995 (the "Stephens Report") in connection with its December 21, 1995 opinion.

  In connection with its opinion, Stephens, among other things, (i) analyzed certain publicly available financial statements and reports regarding Brock and Key Production; (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning Brock and Key Production prepared by management of Brock and Key Production; (iii) reviewed certain reserve information provided by Brock and Key Production relating to the producing properties of Brock and Key Production, including reserve reports prepared or audited by independent petroleum engineers for Brock and Key Production; (iv) analyzed, on a pro forma basis, the effect of the Merger on Key Production's balance sheet, capitalization ratios, earnings, cash flow and book value both in the aggregate and, where applicable, on a per share basis; (v) reviewed the reported prices and trading activity for the common stock of Brock and Key Production; (vi) compared the financial performance of Brock and Key Production and the price and trading activity of the common stock of Brock and Key Production with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions; (viii) reviewed the Merger Agreement and related documents; (ix) discussed with management of

Brock the operations of and future business prospects for Brock; (x) discussed with management of Key Production the operations of and future business prospects for Key Production and the anticipated financial consequences of the Merger to Key Production; and (xi) performed such other analyses and examinations as it deemed necessary or appropriate.

  Stephens did not independently verify the Brock and Key Production information considered in its review, and for the purpose of its opinion assumed and relied upon the accuracy and completeness of all such information. With respect to the reserve reports and financial projections, Stephens assumed that they had been reasonably prepared on bases reflecting the best current available estimates and judgments relating to Brock and Key Production's current oil and gas properties and their future financial performance. Stephens did not make an independent evaluation or appraisal of each of the Companies' properties, nor, except for the reserve reports and estimates referred to above, had it been furnished with such an evaluation or appraisal.

  In connection with its opinion, Stephens arrived at reference values for the common stock of Brock and for the common stock of the pro forma post-merger combined companies ("Pro Forma Post-Merger Key") that the Brock shareholders will receive as consideration in the Merger using three methodologies: a discounted cash flow analysis, a comparable transaction analysis and a common stock comparison. These methodologies are discussed below. Based upon these values and subject to the assumptions and limitations set forth in its opinion, Stephens came to a composite range of reference values for the common stock of Brock of $10.71 million to $13.76 million and for the common stock of the Pro Forma Post-Merger Key to be received by the Brock shareholders as consideration in the Merger of $12.64 million to $15.27 million as of December 21, 1995.

  In connection with the comparable transaction analysis and the common stock comparison discussed below, the benchmark value multiples resulting from those two valuation methodologies were applied to pro forma operating and valuation statistics for Brock, Key Production and the Pro Forma Post-Merger Key. The pro forma adjustments made to Brock, Key Production and the Pro Forma Post-Merger Key were made to each company's financial statements to reflect the anticipated financial condition of Brock, Key Production and the Pro Forma Post-Merger Key at the anticipated consummation of the Merger.

  Discounted Cash Flow Analysis. Under this method, Stephens calculated an estimate of future discounted pre-tax cash flow of reserves for Brock, Key Production and the Pro Forma Post-Merger Key as of September 30, 1995 utilizing reserve information prepared or provided by Brock and Key Production under three pricing scenarios. In Scenario I, oil prices for West Texas Intermediate spot equivalent crude oil were held flat at $17.30 per barrel. Gas prices for Henry hub spot equivalent natural gas were held flat at $1.82 per thousand cubic feet ("Mcf"). In Scenario II, oil prices were assumed to be $17.30 per barrel during the remaining months of 1995 and throughout 1996, $17.82 per barrel in 1997, $18.35 per barrel in 1998, $18.90 per barrel in 1999, and to escalate 3.0% per year thereafter to a maximum of $36.00 per barrel; gas prices were assumed to be $1.82 per Mcf during the remaining months of 1995 and throughout 1996, $1.91 per Mcf in 1997, $2.01 per Mcf in 1998, $2.11 per Mcf in 1999, and to escalate at 3.0% per year thereafter to a maximum of $4.25 per Mcf. In Scenario III, oil prices were assumed to be $17.30 per barrel during the remaining months of 1995 and throughout 1996, $18.08 per barrel in 1997, $18.89 per barrel in 1998, $19.74 per barrel in 1999, and to escalate 4.5% per year thereafter to a maximum of $36.00 per barrel; gas prices were assumed to be $1.82 per Mcf during the remaining months of 1995 and throughout 1996, $1.96 per Mcf in 1997, $2.10 per Mcf in 1998, $2.26 per Mcf in 1999, and to escalate at 4.5% per year thereafter to a maximum of $4.25 per Mcf. These factors included adjustments to such pricing scenarios to reflect transportation and quality differentials, potential changes in tax bases and pre-tax discount rates ranging from 10.0% to 30.0%. Such pre-tax discount rates are those generally relied upon in the industry to value oil and gas reserves. To the resulting present values, Stephens added reference values for the undeveloped acreage and other assets of Brock, Key Production and the Pro Forma Post-Merger Key to arrive at a range of reference values for the common stock of Brock, Key Production and the Pro Forma Post-Merger Key of $11.95 million to $14.50 million, of $39.82 million to $47.89 million, and $55.02 million to $66.68 million, respectively.

  Comparable Transaction Analysis. In this analysis, Stephens reviewed nine comparable transactions which it deemed relevant to the Merger. The total consideration for such transactions (the "Comparable Transactions") ranged in value from $15.25 million to $189.76 million, and averaged $69.84 million in value. The Comparable Transactions are composed of the acquisition of Parker & Parsley Petroleum Co.'s Appalachian assets by Lomak Petroleum, Inc., the acquisition of American Exploration and affiliated companies' West Texas Sawyer Field assets by Louis Dreyfus Natural Gas Corp., the acquisition of Consolidated Oil & Gas by Hugoton Energy Corp., the acquisition of Diamond Energy by Coda Energy, Inc., the acquisition of American Natural Energy Corp. by Alexander Energy Corp., the acquisition of Alta Energy Corp. by Devon Energy Corp., the acquisition of KP Exploration, Inc. by United Meridian Corporation, the acquisition of American National Petroleum Company by Patrick Petroleum Company, and the acquisition of certain ARCO Oil and Gas Co. Texas and New Mexico assets by Anadarko Petroleum Corporation. Reference values for reserves for Brock, Key Production and the Pro Forma Post-Merger Key were determined by multiplying a benchmark value multiple for various operating and financial statistics, including earnings before income taxes, depreciation and amortization plus exploration expense ("EBITDE"), cash flow, future discounted pre-tax cash flow of reserves and Mcf equivalent reserves (converting one barrel of oil to 6 Mcf) from the comparable transactions, by the EBITDE, cash flow, future discounted pre-tax cash flow of reserves and Mcf equivalent reserves for Brock, Key Production and the Pro Forma Post-Merger Key. Using its subjective professional judgment, Stephens determined a single value range for the reserves of each of Brock, Key Production and the Pro Forma Post-Merger Key. To each of these reference ranges Stephens added reference values for undeveloped acreage and other assets for Brock, Key Production and the Pro Forma Post-Merger Key to arrive at a range of reference values for the common stock of Brock, Key Production and the Pro Forma Post-Merger Key of $9.47 million to $13.02 million, of $36.98 million to $46.98 million, and $53.68 million to $65.68 million, respectively.

  Based on the mid-point of the reference values established above for Brock and the Pro Forma Post-Merger Key, Stephens calculated transaction multiples for the merger and compared these multiples to the range of multiples for the Comparable Transactions. A comparison of these multiples is as follows: with respect to EBITDE, the multiples for the Comparable Transactions ranged from 3.35x to 8.88x with a mean of 6.02x, as compared to a transaction multiple for the Merger of 6.50x; with respect to cash flow, the multiples for the Comparable Transactions ranged from 3.68x to 8.16x with a mean of 6.01x, as compared to a transaction multiple for the Merger of 4.80x; with respect to future discounted pre-tax cash flow of reserves, the multiples for the Comparable Transactions ranged from 42.2% to 151.8% with a mean of 94.0%, as compared to a transaction multiple for the Merger of 91.2%; with respect to Mcf equivalent reserves, the multiples for the Comparable Transactions ranged from $0.57 to $1.43 with a mean of $0.76, as compared to a transaction multiple for the Merger of $0.69.

  Common Stock Comparison. Using publicly available information, Stephens calculated multiples of various operating and financial statistics, including EBITDE, cash flow, future discounted pre-tax cash flow of reserves and Mcf equivalent reserves, for certain publicly-traded oil and gas companies it deemed relevant. The total market capitalization for such companies (the "Comparable Companies") ranged in value from $87.7 million to $361.4 million, and averaged $205.1 million in value. The Comparable Companies are composed of Coho Energy, Inc., HS Resources, Inc., Nuevo Energy Company, PetroCorp. Inc., Unit Corporation and The Wiser Oil Company. Using its subjective professional judgment, Stephens applied benchmark multiples to the EBITDE, cash flow, future discounted pre-tax cash flow of reserves and Mcf equivalent reserves of Brock, Key Production and the Pro Forma Post-Merger Key to arrive at a single reference value range for the reserves of each of Brock, Key Production and the Pro Forma Post-Merger Key. To each of these reference ranges Stephens added reference values for undeveloped acreage and other assets for Brock, Key Production and the Pro Forma Post-Merger Key to arrive at a range of reference values for the common stock of Brock, Key Production and the Pro Forma Post-Merger Key of $11.67 million to $15.70 million, of $43.22 million to $53.22 million, and $62.86 million to $74.86 million, respectively.

  Based on the mid-point of the reference values established above for Brock and the Pro Forma Post-Merger Key, Stephens calculated transaction multiples for the merger and compared these multiples to the range of multiples for the Comparable Companies. A comparison of these multiples is as follows: with respect to EBITDA, the multiples for the Comparable Companies ranged from 5.10x to 8.80x with a mean of 7.40x, as compared to a transaction multiple for the Merger of 6.50x; with respect to cash flow, the multiples for the Comparable Companies ranged from 4.50x to 7.80x with a mean of 6.00x, as compared to a transaction multiple for the Merger of 4.80x; with respect to future discounted pre-tax cash flow of reserves, the multiples for the Comparable Companies ranged from 79.4% to 137.2% with a mean of 108.7%, as compared to a transaction multiple for the Merger of 91.2%; with respect to Mcf equivalent reserves, the multiples for the Comparable Companies ranged from $0.58 to $0.92 with a mean of $0.70, as compared to a transaction multiple for the Merger of $0.69.

  The summary of the Stephens Report set forth above does not purport to be a complete description of the main elements of Stephens' presentation to the Brock Board of Directors on December 21, 1995. It does not purport to be a complete description of the analyses performed, or the matters considered, by Stephens in rendering its opinion. Stephens believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of such analyses, without considering all analyses, or of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in the Stephens Report and its fairness opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

  In rendering its fairness opinion, Stephens applied its judgment to a variety of complex analyses and assumptions. Stephens may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The assumptions made and the judgments applied by Stephens in rendering its opinion are not readily susceptible to description beyond that set forth in the written text of the fairness opinion itself.

  In developing its view of the consideration to be received in the Merger, Stephens assumed that, because of common practices used in the oil and gas industry to evaluate assets, the methodologies described above provided a reasonable and consistent basis for determining the reference values for the common stock of Brock, Key Production and the Pro Forma Post-Merger Key.

  The engagement letter between Brock and Stephens provides that Stephens is to receive a fee of $100,000 upon delivery of its fairness opinion. Brock also has agreed to reimburse Stephens for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Stephens and its affiliates against certain claims, losses and expenses in connection with its services as financial advisor, including those arising under the federal securities laws.

  Stephens was selected by the Brock Board of Directors as Brock's financial advisor at a meeting of the Brock Executive Committee held on March 14, 1995. This decision was made after several other investment banking firms, in addition to Stephens, made proposals to Brock.

  Stephens, a regional investment banking firm headquartered in Little Rock, Arkansas, engages in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buy-outs, negotiated underwritings, private placements of debt and equity and for corporate and estate purposes. Stephens has been in business since 1933 and presently employs approximately 600 persons.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of Brock's Board of Directors with respect to the Merger, Brock's stockholders should be aware that certain members of Brock's Board and management have certain interests respecting the Merger separate from their interests as holders of Brock Common Stock, including those referred to below.

  The currently unvested portion of the Brock Options will be vested and exercisable in full as a result of the Merger. See "Certain Terms of the Merger Agreement--Brock Options." The following directors of Brock hold the following Brock Options:

                                         TOTAL  UNVESTED PRICE
                                         ------ -------- -----
         Kenneth J. Stucke.............. 70,000  29,750  $1.65
         Michael R. Barham.............. 50,000  21,750  $1.64
         Robin A. Seibert............... 45,000  16,250  $1.65

  Pursuant to Brock's Change of Control Bonus Plan, Messrs. Stucke, Barham and Seibert, who are officers of Brock, are expected to receive approximately $40,000, $20,000 and $20,000, respectively, upon consummation of the Merger.

  Under Brock's Directors Severance Plan, each of Messrs. Stucke, Seibert and Barham, who are officers of Brock, will either be offered two year employment agreements with Key at his current salary or will receive an amount equal to twice his then-current annual compensation if the fair market value of all Brock Common Stock at the Effective Time is $25 million or more, three times his then-current monthly compensation if the fair market value is $3 million or less, or an amount accordingly prorated if the fair market value is greater than $3 million but less than $25 million.

  Pursuant to his Consulting Agreement, Lawrence E. Brock, an officer and director of Brock, will receive $32,308 upon consummation of the Merger as severance for termination of his Consulting Agreement.

  The Merger Agreement provides that Key Production will maintain certain indemnification and limitation of liability provisions in Brock's Charter and Bylaws for a period of five years after the Effective Time and will provide a limited guarantee of those indemnification obligations during such period. See "Certain Terms of the Merger Agreement--Indemnification."

  See "Certain Terms of the Merger Agreement--Certain Benefit Plans and Severance" as to post-Merger arrangements respecting Brock employee benefit plans.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material federal income tax consequences of the Merger to the holders of Brock Common Stock and is based upon current provisions of the Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change which changes could be applied retroactively. No attempt has been made to comment on all federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their shares as capital assets. No attempt has been made to discuss the state law consequences of the Merger. Holders of Brock Common Stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the Merger in light of their personal circumstances and the tax consequences to them under state, local and foreign tax laws.

  No ruling from the Internal Revenue Service ("IRS") has been or will be requested in connection with the Merger. Brock has received from its counsel, Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., an opinion that the Merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code, that Key Production, Merger Sub and Brock will each be a party to the reorganization and that holders of Brock Common Stock will not recognize any gain or loss on the exchange of Brock Common Stock for Key Production Common Stock in the Merger, except to the extent of cash received in lieu of a fractional share of Key Production Common Stock. It is a condition to the obligation of Brock to consummate the Merger that such opinion shall not have been withdrawn or modified in any material respect. The opinion is subject to certain assumptions and is based on certain representations from the parties.

  The following federal income tax consequences will occur as a result of the Merger qualifying as a reorganization under Section 368 of the Code:

  (a) no gain or loss will be recognized by Key Production, Merger Sub or Brock in connection with the Merger;

  (b) no gain or loss will be recognized by a holder of Brock Common Stock upon the exchange of all of such holder's shares of Brock Common Stock for shares of Key Production Common Stock in the Merger;

  (c) the aggregate tax basis of the shares of Key Production Common Stock received by a Brock stockholder in the Merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Brock Common Stock surrendered in exchange therefor;

  (d) the holding period of the shares of Key Production Common Stock received by a Brock stockholder in the Merger will include the holding period of the shares of Brock Common Stock surrendered in exchange therefor, provided that such shares of Brock Common Stock are held as capital assets at the Effective Time; and

  (e) a stockholder of Brock who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the Brock Common Stock is held by such stockholder as a capital asset at the Effective Time.

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for using the "purchase" method of accounting. Key Production will record the assets and liabilities of Brock at their fair values, based upon the average price of Key Production Common Stock at the time the transaction was agreed upon. Key Production's financial statements will include the accounts of Brock from the date of acquisition. See the Unaudited Pro Forma Condensed Financial Information and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

  Key Production has been preliminarily advised by its independent public accountants, Arthur Andersen LLP, that the Merger should be treated as a purchase in accordance with generally accepted accounting principles.

GOVERNMENTAL AND REGULATORY APPROVALS

  Key Production and Brock are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws.

RESTRICTIONS ON RESALES BY AFFILIATES

  The shares of Key Production Common Stock to be received by Brock stockholders in connection with the Merger have been registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of Key Production Common Stock to be issued in connection with the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Brock prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Key Production, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act.

  Accordingly, the Merger Agreement provides that it is a condition to Key Production's obligations thereunder that Brock cause its affiliates to execute a written agreement to the effect that such persons will not sell, transfer or otherwise dispose of Key Production Common Stock at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145.

  Key Production has agreed to register shares of Key Production Common Stock received by certain affliates of Brock in the Merger under the Securities Act. See "Stockholder Agreement."

RIGHTS OF DISSENTING STOCKHOLDERS

  Under Delaware law, neither Key Production's nor Brock's stockholders will be entitled to any appraisal or dissenter's rights in connection with the Merger.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

  The following description does not purport to be complete and is qualified by reference to the Merger Agreement, a copy of which is attached as Appendix I to this Joint Proxy Statement/Prospectus and is incorporated herein by reference.

EFFECTIVE TIME OF THE MERGER

  The Merger Agreement provides that, as promptly as practicable after the satisfaction or waiver of the conditions to closing the Merger, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware law (the date and time of such filing, or such later date or time agreed upon by Key Production and Brock and set forth therein, being the "Effective Time"). It is anticipated that, if the issuance of Key Production Common Stock is approved at the Key Production Special Meeting and the Merger Agreement is approved and adopted at the Brock Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur on the date of the Special Meetings or as soon thereafter as practicable.

MANNER AND BASIS OF CONVERTING SHARES

  At the Effective Time, each outstanding share of Brock Common Stock, other than certificates which immediately prior to the Effective Time evidenced shares of Brock Common Stock held in the treasury of Brock or owned by Key Production or any direct or indirect wholly-owned subsidiary of either Key Production or Brock, which shares will be canceled at the Effective Time, will be converted into the right to receive .6897 shares of Key Production Common Stock. Notwithstanding the foregoing, if between the date of the Merger Agreement and the Effective Time the outstanding shares of Key Production Common Stock or Brock Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

  As soon as practicable following the Effective Time, the Transfer Agent will mail to each record holder of Brock Common Stock a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging Brock Common Stock certificates for Key Production Common Stock certificates and cash in lieu of a fractional share. Letters of transmittal will also be available following the Effective Time at the offices of Key Production in Denver, Colorado. Upon delivery of an executed transmittal letter and surrender of a Brock certificate to the Transfer Agent for cancellation, the holders of such Brock Certificates will be entitled to receive a certificate representing the number of whole shares of Key Production Common Stock which such holder has the right to receive under the terms of the Merger Agreement. After the Effective Time, there will be no further registration of transfers on the stock transfer books of Brock of shares of Brock Common Stock that were outstanding immediately prior to the Effective Time. Share certificates should not be surrendered for exchange by stockholders of Brock prior to the Effective Time and the receipt of a letter of transmittal.

  No fractional shares of Key Production Common Stock will be issued in the Merger. Each stockholder of Brock entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the closing price of Key Production Common Stock on the Nasdaq National Market on the date of the Effective Time. No interest will be paid on such amount, and all shares of Brock Common Stock held by a record holder shall be aggregated for purposes of computing the amount of such payment.

  Until so surrendered and exchanged, each certificate previously evidencing Brock Common Stock shall represent solely the right to receive Key Production Common Stock and cash in lieu of fractional shares. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Key Production Common Stock as of any time on or after the Effective Time shall be paid to the holders of such certificates previously evidencing Brock Common Stock; provided, however, that, upon any such surrender and exchange of such certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Key Production Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Key Production Common Stock.

BROCK OPTIONS

  All options to purchase Brock Common Stock will become fully vested prior to the Effective Time and will expire upon the Effective Time unless exercised prior to the Effective Time.

CONDITIONS TO THE MERGER

  The respective obligations of Key Production and Brock to consummate the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in writing by the parties hereto, in whole or in part, to the extent permitted by applicable law: (a) the Registration Statement shall have been declared effective by the Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated by the Commission, and Key Production shall have received all "Blue Sky" permits and other authorizations necessary to consummate the transactions contemplated by the Merger Agreement; (b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Brock, and the issuance of the Key Production Common Stock in the Merger shall have been approved by the requisite vote of the stockholders of Key Production; and (c) no Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

  The obligation of Key Production to effect the Merger is also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Key Production, in whole or in part, to the extent permitted by applicable law: (a) each of the representations and warranties of Brock contained in the Merger Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); (b) Brock shall have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Closing Date; (c) since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the current or future business, financial condition or results of operations of Brock or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or current or future business of Brock and its subsidiaries, taken as a whole, except as to changes in general economic conditions that affect each of Key and Brock substantially equally; (d) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of Key Production, to the continuing operation of the current or future business of Brock, which imposes any condition or restriction upon Key Production or the business or operations of Brock which, in the reasonable business judgment of Key Production, would be materially burdensome in the context of the transactions contemplated by the Merger Agreement; (e) Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. shall have delivered to Key Production its written opinion substantially to the effect that (x) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (y) Key Production, Merger Sub and Brock will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and

(z) Key Production, Merger Sub and Brock will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, and such opinion shall not have been withdrawn or modified in any material respect.

  The obligation of Brock to effect the Merger is also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Brock, in whole or in part, to the extent permitted by applicable law: (a) each of the representations and warranties of Key Production and Merger Sub contained in the Merger Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); (b) Key Production and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date; (c) since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the current or future business, financial condition or results of operations of Key Production or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or current or future business of Key Production and its subsidiaries, taken as a whole; (d) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of Brock, to the continuing operation of the current or future business of Key Production, which imposes any condition or restriction upon Key Production or the business or operations of Key Production which, in the reasonable business judgment of Brock, would be materially burdensome in the context of the transactions contemplated by the Merger Agreement; and (e) the shares of Key Production Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the Nasdaq National Market.

  There can be no assurance that all of the conditions to the Merger will be satisfied.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Brock, Merger Sub and Key Production relating to, among other things, (i) each of their organization and similar corporate matters, (ii) each of their capitalization, (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, and the absence of conflicts, violations and defaults under their respective charters and bylaws and certain other agreements and documents, (iv) compliance with law, (v) the documents and reports filed by them with the Commission and the accuracy of the information contained therein, (vi) the absence of certain changes and events, (vii) litigation, (viii) employee benefit matters, (ix) taxes and matters relating to a tax-free reorganization, (x) certain business practices,
(xi) environmental matters, (xii) vote required, (xiii) brokers, (xiv) insurance, (xv) properties, (xvi) certain contracts and restrictions, (xvii) certain regulatory matters, (xviii) futures trading and (xix) the accuracy of certain information provided. The representations and warranties expire at the Effective Time.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

  Each of Brock and Key Production has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by the other, it will and will cause its subsidiaries to (a) operate its business in all material respects in the usual and ordinary course consistent with past practices; (b) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers; (c) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  Brock has agreed that, prior to the Effective Time, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Key Production, it will not do, and will not permit any of its subsidiaries to do, any of the following: (a)(i) increase the compensation payable to or to become payable to any director or executive officer, subject to certain exceptions; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or employee, subject to certain exceptions; (iii) establish, adopt or enter into any employee benefit plan or arrangement; or (iv) amend, or take any other actions with respect to, any of Brock's benefit plans, subject to certain exceptions; (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock; (c)(i) except for certain matters, redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock, or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations;
(ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock; (d)(i) except for certain matters, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares; (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; (iii) take any action to optionally accelerate the exercisability of Brock Options; (e) acquire or agree to acquire any business or other entity, or otherwise acquire or agree to acquire any assets of any other person (with certain exceptions) in each case which are material, individually or in the aggregate, to Brock and its subsidiaries, taken as a whole; (f) sell or otherwise dispose of any of its material assets or any material assets of any of its subsidiaries, with certain exceptions; (g) release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction or otherwise under any confidentiality or other agreement, or fail to fully enforce any such agreement; (h) adopt or propose to adopt certain amendments to its charter or bylaws; (i) change any of its methods of accounting or take certain actions with respect to taxes; (j) incur any obligation for borrowed money or purchase money indebtedness, with certain exceptions; (k) enter into certain material contracts; or (l) agree in writing or otherwise to do any of the foregoing.

  Key Production has agreed that, prior to the Effective Time, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Brock, it will not do, and will not permit any of its subsidiaries to do, any of the following: (i) knowingly take any action which would result in a failure to maintain the trading of the Key Production Common Stock on the Nasdaq National Market; (ii) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock; (iii) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the Merger; or (v) agree in writing or otherwise to do any of the foregoing.

NO SOLICITATION

  Additionally, Brock has agreed not to initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction, or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of Brock or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Brock or any of Brock's subsidiaries to take any such action, and Brock shall promptly notify Key Production of all relevant terms of any such inquiries and proposals received by Brock or any of its subsidiaries or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, Brock shall promptly deliver or cause to be delivered to Key Production a copy of such inquiry or proposal; provided, however, that the Board of Directors of Brock may (i) furnish information to, or enter into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide proposal in writing by such person or entity to acquire Brock pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire a substantial portion of the assets of Brock or any of its Significant Subsidiaries, if, and only to the extent that (A) the Board of Directors of Brock, after consultation with and based upon the advice of independent legal counsel (who may be Brock's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity Brock (x) provides written notice to Key Production to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in a Confidentiality Agreement between Key Production and Brock; (ii) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction; or (iii) fail to make or withdraw or modify its recommendation of the Merger and the Merger Agreement if there exists a Competing Transaction and the Board of Directors of Brock, after consultation with and based upon the advice of independent legal counsel (who may be Brock's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

CERTAIN POST-MERGER MATTERS

  Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and Brock as the Surviving Corporation will succeed to all of the assets, rights and obligations of Merger Sub.

  Pursuant to the Merger Agreement, the Brock Charter and the Brock Bylaws, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation until amended as provided therein and pursuant to the Delaware General Corporation Law ("DGCL").

TERMINATION OR AMENDMENT OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement and the Merger by the stockholders of Brock: (a) by mutual consent of Key Production and Brock; (b) by Key Production, upon a breach of any representation, warranty, covenant or agreement on the part of Brock set forth in the Merger Agreement, or if any representation or warranty of Brock shall have become untrue, in either case such that Key Production's conditions to closing would be incapable of being satisfied by June 30, 1996 (or as otherwise extended as permitted by the Merger Agreement); (c) by Brock, upon a breach of any representation, warranty, covenant or agreement on the part of Key Production or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of Key Production or Merger Sub shall have become untrue, in either case such that Brock's conditions to closing would be incapable of being satisfied by June 30, 1996 (or as otherwise extended as permitted by the Merger Agreement); (d) by either Key Production or Brock, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, subject to a limited exception; (e) by either Key Production or Brock, if the Merger shall not have been consummated before June 30, 1996; provided, however, that the Merger Agreement may be extended by written notice of either Key Production or Brock to a date not later than September 30, 1996, if the Merger shall not have been consummated as a direct result of Brock, Key Production or Merger Sub having failed by June 30, 1996 to receive all required regulatory approvals or consents with respect to the Merger; (f) by either Key Production or Brock, if the Merger Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of Brock at the Brock Special Meeting or if the issuance of the Key

Production Common Stock in connection with the Merger shall fail to receive the requisite vote for approval by the stockholders of Key Production at the Key Production Special Meeting; (g) by Key Production, if (1) the Board of Directors of Brock withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Key Production or shall have resolved to do any of the foregoing; (2) the Board of Directors of Brock shall have recommended to the stockholders of Brock any Competing Transaction or shall have resolved to do so; (3) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Brock is commenced, and the Board of Directors of Brock does not recommend that stockholders not tender their shares into such tender or exchange offer, or; (4) any person (other than Key Production or an affiliate thereof) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of Brock; or (h) by Brock, if the Board of Directors of Brock (x) fails to make or withdraws its recommendation to Brock's stockholders of the Merger Agreement if there exists at such time a Competing Transaction, or (y) recommends to Brock's stockholders approval or acceptance of a Competing Transaction, in each case only if the Board of Directors of Brock, after consultation with and based upon the advice of independent legal counsel (who may be Brock's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

  Subject to limited exceptions, including the survival of Brock's agreement to pay a termination fee to Key Production under certain circumstances as discussed below, in the event of the termination of the Merger Agreement, the Merger Agreement shall become void, there shall be no liability on the part of Key Production, Merger Sub or Brock to the other and all rights and obligations of the parties thereto shall cease, except that no party will be relieved of any liability for (i) any breach of such party's covenants or agreements contained in the Merger Agreement, or (ii) any willful breach of such party's representations or warranties contained in the Merger Agreement.

  The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Brock, (i) no amendment, which under applicable law may not be made without the approval of the stockholders of Brock, may be made without such approval, and (ii) no amendment, which under the applicable rules of the National Association of Securities Dealers, may not be made without the approval of the stockholders of Key Production, may be made without such approval. At any time prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party thereto, (b) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document delivered pursuant thereto and (c) waive compliance by the other party with any of the agreements or conditions contained therein.

EXPENSES AND TERMINATION FEE

  All expenses incurred by Key Production and Brock will be borne by the party incurring such expenses; provided, however, that the allocable share of Key Production and Brock for all expenses paid to financial printers for printing, filing and mailing the Registration Statement, the Brock Proxy Statement and the Key Production Proxy Statement and all regulatory filing fees (other than the filing fee for registering Key Production Common Stock pursuant to the Registration Statement, which shall be paid by Key Production) incurred in connection with the Registration Statement, the Brock Proxy Statement and the Key Production Proxy Statement shall be one-half each.

  The Merger Agreement also provides that Brock will pay to Key Production a fee equal to $1,000,000, which amount will be inclusive of all of Key Production's expenses, if the Merger Agreement is terminated in accordance with its terms (any of the following, a "Trigger Event"): (a) by Key Production after a wilful breach by Brock, if Brock shall have had contacts or entered into negotiations after the date of the Merger Agreement regarding a Competing Transaction, and within 12 months of the termination of the Merger Agreement Brock consummates a Business Combination (as defined below) or enters into a definitive agreement providing for a Business Combination with any person with whom such contacts had been made; (b) by either Key Production or Brock if the Merger Agreement fails to receive the requisite vote for approval and adoption by the stockholders of Brock at the Brock Special Meeting, and at the time of such meeting there shall exist a Competing Transaction; (c) by Key Production if the Board of Directors of Brock withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Key Production (or resolves to do so) and, at such time, there exists a Competing Transaction; (d) by Key Production, if the Board of Directors of Brock shall recommend any Competing Transaction to Brock's stockholders (or resolves to do so); (e) by Key Production, if a tender or exchange offer for 20% or more of the capital stock of Brock is commenced, and Brock's Board of Directors does not recommend that its stockholders not tender their shares into such tender offer or exchange offer; or (f) by Brock, if the Board of Directors of Brock (i) fails to recommend (or withdraws its recommendation of) approval and adoption by its stockholders of the Merger and the Merger Agreement and there exists a Competing Transaction, or (ii) recommends a Competing Transaction, in each case upon a determination in good faith, after consultation with and based on the advice of independent legal counsel, that such action is necessary for such Board to comply with its fiduciary duties under applicable law.

  The Merger Agreement defines "Business Combination" as (i) a merger, consolidation, share exchange, business combination or similar transaction involving Brock, (ii) a sale, lease, exchange, transfer or other disposition of 20% or more of the assets of Brock and its subsidiaries, taken as a whole, in a single transaction or a series of transactions, or (iii) the acquisition, by a person (other than Key Production or any affiliate thereof) or group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of the Brock Common Stock whether by tender or exchange offer or otherwise.

CERTAIN BENEFIT PLANS AND SEVERANCE

  The Merger Agreement provides that Key will honor all of Brock's severance arrangements; provided, however, that prior to the Effective Time, Key Production will notify Brock of the employees of Brock that Key desires to retain following the Effective Time and if such persons are retained as employees on a full-time basis by Key or any subsidiary in any capacity and at their then-current salaries for a period longer than one year after the Effective Time (and, in the case of Kenneth J. Stucke, Michael R. Barham and Robin A. Seibert, they are offered an employment agreement with Key having a term of at least two years at their then current salaries) and without any requirements that they relocate their personal residence from the New Orleans, Louisiana metropolitan area, no severance payments, including any amounts payable under the Directors Severance Plan, will be due to such persons, and Brock will amend such plans before the Effective Time to the extent necessary to so provide. Key and Merger Sub agree that the consummation of the Merger shall constitute a change of control for the purposes of all applicable agreements of Brock. Key has agreed to honor Brock's Change of Control Plan pursuant to which Kenneth J. Stucke, Michael R. Barham and Robin A. Seibert are expected to receive approximately $40,000, $20,000 and $20,000, respectively, upon consummation of the Merger. See "The Merger--Interests of Certain Persons in the Merger."

  Brock will amend its Pension Plan to provide that all benefit accruals will cease 30 days after the Effective Time and Key will initiate procedures to terminate such plan under the provisions of ERISA. All of the participants covered by Brock's Supplemental Executive Retirement Plan will become 100% vested in the benefits provided thereunder as a result of the Merger and such plan will be terminated and Brock will distribute the present value of the benefits to which a participant is entitled thereunder in a single lump sum payment prior to the Effective Time.

  Any employees of Brock who become employees of Key following the Effective Time will participate in employee benefit plans maintained by Key pursuant to the terms and conditions of such employee benefit plans. Such employees will receive credit for prior service with Brock as follows: the lesser of actual years of service or an amount equal to the period of time between January 1, 1993 and the Effective Time for purposes of participation and vesting in all of Key's benefit plans. All individuals who were employed by Brock at the Effective Time and who are employed by Brock on the day after the Effective Time will be offered group health plan coverage under Key's group health plan effective the day after the Effective Time. Such coverage will not exclude any pre-existing conditions. Any such Brock employees who were covered under the Brock group health plan immediately before the Effective Time and are terminated by Key after the Effective Time will be offered COBRA continuation coverage under the Key group health plan. Brock employees who are terminated at the Effective Time will be offered COBRA continuation coverage under the Key group health plan. Former employees of Brock or dependents thereof, who were receiving COBRA continuation coverage under the Brock group health plan as of the Effective Time will be eligible to elect, pursuant to COBRA, to continue coverage under Key's group health plan for the remainder of the COBRA continuation period at such former employee's or dependent's sole expense. Further, if such persons, and dependents thereof, elect COBRA continuation coverage under Key's group health plan, such persons will not be subject to any pre-existing condition limitation under Key's group health plan.

  The Brock 1979 Stock Option Plan will be amended to provide that all options to purchase Brock Common Stock outstanding on the date of the Merger Agreement will become fully vested prior to the Effective Time and will expire upon the Effective Time unless exercised prior to the Effective Time.

INDEMNIFICATION

  The Merger Agreement provides that, for a period of five years after the Effective Time, Key Production (i) shall not amend or otherwise modify certain limitation of liability and indemnification provisions of Brock's Charter and By-laws in a manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors or officers of Brock in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such amendment or modification is required by law, and (ii) shall guarantee the performance by Brock of its obligations under such provisions to the extent of the excess, if any, of (A) the net worth of Brock as of the Effective Time over (B) the net worth of Brock as of the date of any claim under such provisions by a person referred to in the foregoing clause (i).

                             STOCKHOLDER AGREEMENT

  In consideration for Key Production's and Merger Sub's execution of the Merger Agreement, the Brock Trust, the holder of 8.5% of the Brock Common Stock, executed a Stockholder Agreement (the "Stockholder Agreement") agreeing to vote any shares of Brock Common Stock owned by such holder (whether owned on the date of such Stockholder Agreement or thereafter acquired) in favor of the Merger and adoption of the Merger Agreement, and against any business combination proposal or other matter that may interfere with or be inconsistent with the Merger or the Merger Agreement (including any Competing Transaction), at any meeting of stockholders of Brock (or consent in lieu thereof) and any adjournment or adjournments thereof. The Stockholder Agreement is not revocable, and provides that the shares of Brock Common Stock subject to the Stockholder Agreement may not be transferred unless the transfer is without consideration and the transferee agrees that the shares transferred will remain subject to the Stockholder Agreement. The Stockholder Agreement further provides that for a period of two years after the Effective Time the Brock Trust will offer to Key Production a right of first refusal before selling any of its shares received in the Merger. The Brock Trust is granted registration rights under the Securities Act with respect to the Key Production Common Stock received by it in the Merger for a period of two years. An irrevocable trust administered by BankOne, Fort Worth, Texas, which owns approximately 25% of the Brock Common Stock, has been granted registration rights under the Securities Act with respect to the Key Production Common Stock to be received by it in the Merger. Mr. and Mrs. Brock are the trust beneficiaries.

  The Stockholder Agreement has been filed as an Exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, and is incorporated herein by reference.

            MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION

  The Key Production Common Stock is traded on the Nasdaq National Market under the symbol "KPCI" and the Brock Common Stock is traded on the American Stock Exchange under the symbol "BKE." The following table sets forth the range of high and low per share sale prices for Key Production Common Stock and Brock Common Stock for the periods indicated, as reported on the Nasdaq National Market and American Stock Exchange, respectively. No dividends were paid in 1995 or in 1994 on either the Key Production Common Stock or the Brock Common Stock.

                                             KEY PRODUCTION        BROCK
                                             --------------- -----------------
                                              HIGH     LOW     HIGH     LOW
                                             ------- ------- -------- --------
   1994
     First Quarter.......................... $4      $ 2 3/4 $3 3/4   $2 5/16
     Second Quarter.........................  4 3/4   3       3 1/2    2 3/4
     Third Quarter..........................  4 3/4   3 5/8   3 11/16  2 11/16
     Fourth Quarter.........................  5 3/8   3 1/2   4 1/8    2 3/8
   1995
     First Quarter.......................... $5      $ 4 1/2 $4 5/8   $3 9/16
     Second Quarter.........................  6 3/8   4 5/8   4 3/8    3 1/4
     Third Quarter..........................  5 3/4   5       3 15/16  2 3/4
     Fourth Quarter.........................  5 3/4   4 5/8   3 3/4    2 3/4
   1996
     First Quarter (through February 14,
      1996)................................. $ 5 7/8 $ 4 3/4 $3 7/8   $3 1/8

  On December 21, 1995, the last trading day prior to the announcement by Key Production and Brock that they had executed the Merger Agreement, the closing per share sale prices of Key Production Common Stock and Brock Common Stock, as reported on the Nasdaq National Market and American Stock Exchange, respectively, were $5.00 and $3 5/8, respectively. See the cover page of this Joint Proxy Statement/Prospectus for a recent closing price of Key Production Common Stock and Brock Common Stock.

  Following the Merger, Key Production Common Stock will continue to be traded on the Nasdaq National Market. Following the Merger, Brock Common Stock will cease to be traded on the American Stock Exchange, and there will be no further market for such stock.

  No dividends were paid in 1995 or in 1994 on either the Key Production Common Stock or the Brock Common Stock and neither company has any present intention of paying dividends in the immediate future. The terms of Brock's current revolving credit facility includes restrictions on the payment of dividends. Under its Credit Agreement with NationsBank, Key Production may not make dividend payments exceeding $100,000 during any fiscal year, nor may dividends exceed $.30 per share.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated condensed financial statements reflect adjustments to the historical consolidated balance sheets and income statements of Key Production and Brock giving effect to the Merger under the purchase method of accounting for business combinations, assuming an Exchange Ratio of .6897 shares of Key Production Common Stock for each share of Brock Common Stock, and reflecting certain assumptions described in the notes to the unaudited pro forma consolidated condensed financial statements. The unaudited pro forma consolidated condensed balance sheet at September 30, 1995, assumes the Merger was consummated as of September 30, 1995 and the unaudited pro forma consolidated condensed statements of income assume the Merger was consummated as of January 1, 1994.

  The following pro forma consolidated condensed financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of Key Production and Brock that are incorporated by reference into and attached to this Joint Proxy Statement/Prospectus. The pro forma consolidated condensed statements of income are not necessarily indicative of operating results that would have occurred had the Merger been consummated as of January 1, 1994, nor are they indicative of future operating results of the combined companies.

                         KEY PRODUCTION COMPANY, INC.
             PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                        HISTORICAL           PRO FORMA
                                      --------------- ------------------------
                                        KEY    BROCK  ADJUSTMENTS CONSOLIDATED
                                      -------  ------ ----------- ------------
                                                  (IN THOUSANDS)
Revenues:
  Oil and gas production revenues.... $14,168  $6,650  $    --      $20,818
  Other revenues.....................      40     649        15         704
                                      -------  ------  --------     -------
                                       14,208   7,299        15      21,522
                                      -------  ------  --------     -------
Operating Expenses:
  Depreciation, depletion and amorti-
   zation............................   5,393   1,785       452       7,630
  Operating costs....................   4,792   2,788       --        7,580
  Abandonment expenses/dry hole
   costs.............................     --      225     (225)         --
  Administrative, selling and other..   1,076   1,632   (1,497)       1,211
  Financing costs:
    Interest costs...................     586     631      (142)      1,075
    Capitalized interest.............    (422)    --        --         (422)
    Interest income..................     (10)    --        --          (10)
                                      -------  ------  --------     -------
                                       11,415   7,061    (1,412)     17,064
                                      -------  ------  --------     -------
Income Before Income Taxes...........   2,793     238     1,427       4,458
Provision for Income Taxes...........     600      67       542       1,209
                                      -------  ------  --------     -------
Net Income........................... $ 2,193  $  171  $    885     $ 3,249
                                      =======  ======  ========     =======
Net Income Per Common and Common
 Equivalent Share.................... $  0.23  $ 0.04       --      $  0.26
                                      =======  ======  ========     =======
Weighted Average Common and Common
 Equivalent Shares Outstanding.......   9,623   3,904     2,759      12,382
                                      =======  ======  ========     =======

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                          KEY PRODUCTION COMPANY, INC.
              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                       HISTORICAL            PRO FORMA
                                     ---------------- ------------------------
                                       KEY     BROCK  ADJUSTMENTS CONSOLIDATED
                                     -------  ------- ----------- ------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Oil and gas production revenues... $16,307  $ 9,042   $   --      $25,349
  Other revenues....................     330    2,087      (930)      1,487
                                     -------  -------   -------     -------
                                      16,637   11,129      (930)     26,836
                                     -------  -------   -------     -------
Operating Expenses:
  Depreciation, depletion and
   amortization.....................   5,328    3,247      (293)      8,282
  Operating Costs...................   5,103    4,462       --        9,565
  Abandonment expenses/dry hole
   costs............................     --       123      (123)        --
  Administrative, selling and
   other............................   1,432    2,274    (2,094)      1,612
  Financing costs:
    Interest costs..................     446      859      (306)        999
    Capitalized interest............    (309)     --        --         (309)
    Interest income.................    (110)     --        --         (110)
                                     -------  -------   -------     -------
                                      11,890   10,965    (2,816)     20,039
                                     -------  -------   -------     -------
Income Before Income Taxes..........   4,747      164     1,886       6,797
Provision for Income Taxes..........   1,804      --        717       2,521
                                     -------  -------   -------     -------
Net Income.......................... $ 2,943  $   164   $ 1,169     $ 4,276
                                     =======  =======   =======     =======
Net Income Per Common and Common
 Equivalent Share................... $  0.30  $  0.04       --      $  0.34
                                     =======  =======   =======     =======
Weighted Average Common and Common
 Equivalent Shares Outstanding......   9,808    3,943     2,759      12,567
                                     =======  =======   =======     =======


 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                          KEY PRODUCTION COMPANY, INC.
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                               SEPTEMBER 30, 1995

                                      HISTORICAL             PRO FORMA
                                    ----------------  ------------------------
                                      KEY     BROCK   ADJUSTMENTS CONSOLIDATED
                                    -------  -------  ----------- ------------
                                                 (IN THOUSANDS)
              ASSETS
Current Assets:
  Cash and cash equivalents........ $   444  $ 2,385    $   --      $ 2,829
  Receivables......................   3,072    1,751        --        4,823
  Prepaid expenses and deposits....     412      147        --          559
                                    -------  -------    -------     -------
                                      3,928    4,283        --        8,211
                                    -------  -------    -------     -------
Oil and Gas Properties, net........  51,279   15,316      7,253      73,848
Other Assets, net..................     623    1,190       (511)      1,302
                                    -------  -------    -------     -------
                                    $55,830  $20,789    $ 6,742     $83,361
                                    =======  =======    =======     =======
   LIABILITIES AND STOCKHOLDERS'
               EQUITY
Current Liabilities:
  Accounts payable................. $ 1,364  $ 1,185    $   --      $ 2,549
  Accrued lease operating expense
   and other.......................   1,520       31        (50)      1,501
                                    -------  -------    -------     -------
                                      2,884    1,216        (50)      4,050
                                    -------  -------    -------     -------
Long-Term Debt.....................  11,400    9,425        --       20,825
                                    -------  -------    -------     -------
Deferred Credits and Other
 Noncurrent Liabilities:
  Income taxes.....................   3,144      --       1,997       5,141
  Other............................   1,919    1,503       (410)      3,012
                                    -------  -------    -------     -------
                                      5,063    1,503      1,587       8,153
                                    -------  -------    -------     -------
Stockholders' Equity:
  Common stock.....................   2,914      410       (340)      2,984
  Paid-in capital..................  34,397      755      3,569      38,721
  Retained Earnings................   8,628    8,156     (8,156)      8,628
  Treasury stock, at cost..........  (9,456)    (676)    10,132         --
                                    -------  -------    -------     -------
                                     36,483    8,645      5,205      50,333
                                    -------  -------    -------     -------
                                    $55,830  $20,789    $ 6,742     $83,361
                                    =======  =======    =======     =======

 See accompanying notes to unaudited pro forma consolidated condensed financial statements

                         KEY PRODUCTION COMPANY, INC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  The unaudited pro forma statements of income were prepared using Key Production and Brock audited income statements for the year ended December 31, 1994 and Key Production and Brock unaudited income statements for the nine month periods ended September 30, 1995, and using the adjustments and assumptions described below. The unaudited pro forma balance sheet was prepared using Key Production and Brock unaudited balance sheets dated September 30, 1995 and the adjustments and assumptions described below.

NOTE 2--PRO FORMA ADJUSTMENTS

  Key Production uses the full cost method of accounting (full cost) for oil and gas producing activities whereas Brock uses the successful efforts method of accounting (successful efforts). A major difference between the two methods is that exploration costs are capitalized under full cost, but expensed under successful efforts. The pro forma adjustments convert Brock's historical data to the full cost method of accounting.

  Other revenues--Other revenues have been reduced by the gain/loss on disposal of oil and gas properties and equipment. The gain or loss would not be recognized as other revenue under full cost accounting rules.

  Depreciation, depletion and amortization--Depreciation, depletion and amortization expense has been adjusted to reflect the differences between full cost and successful efforts accounting.

  Abandonment/dry hole costs--An adjustment has been made to remove these costs from the income statement. Abandonment and dry hole costs would be capitalized per full cost accounting rules.

  Administrative, selling and other--General and administrative expense has been reduced for anticipated economies of scale. As discussed in more detail in "The Companies--Post-Merger Profile and Strategy," subsequent to the Merger, Key expects to maintain an office in New Orleans. Staff in that office will be involved in exploration and acquisition activities and therefore, in accordance with the full cost accounting rules, the personnel and other expenses related to operating that office will be capitalized. Accounting, land and other functions relating to the existing Brock properties will be performed by personnel in Key's corporate office in Denver. The pro forma adjustment eliminates the actual administrative expense reported by Brock for the nine months ended September 30, 1995 and the twelve months ended December 31, 1994 since all administrative support will be provided by the Denver office of Key. An additional $15,000 per month is included in the pro forma calculation to cover salaries, benefits and other expenses for four additional accounting and land employees in the Denver office.

  Interest expense--Subsequent to consummation of the Merger, Key intends to utilize its existing revolving credit facility with NationsBank to repay Brock's outstanding debt. This facility allows Key to borrow up to $50 million subject to borrowing base limits which are tied to the value of Key's oil and gas reserves. The combined value of Key's and Brock's oil and gas reserves subsequent to the Merger will be more than adequate to allow Key to increase its currently elected $22 million borrowing base to the level necessary to repay Brock's existing debt. The interest rate terms in Key's facility are tied to Key's debt-to-capitalization ratio. Consummation of the Merger is not expected to negatively impact that ratio. Brock's debt was borrowed at the prime rate which was higher than the interest rate that applied to Key Production's debt for the same periods. Interest expense has been reduced to reflect the difference in Key Production's and Brock's borrowing arrangements.

  Provision for income taxes--A provision for income taxes has been calculated on the above pro forma adjustments using a combined federal and state rate of 38 percent.

  Oil and gas properties--The adjustment to oil and gas properties reflects the amount to be recorded based on purchase accounting rules including the required provision for additional deferred taxes.

  Other Assets, net--The Brock defined benefit pension plan will be terminated. The prepaid pension asset has been eliminated and an accrual for the anticipated costs relating to terminating the plan has been made.

  Accrued lease operating expense and other--The net reduction in accrued expenses is due to the accrual discussed above and to the elimination of the current and long-term portions of the gas balancing liability reflected in Brock's balance sheet. Key Production uses the cash method of accounting for gas imbalances and therefore the balance sheet does not reflect these amounts.

  Deferred taxes--A deferred tax liability was calculated on the estimated increase in carrying value of the Brock oil and gas properties. The tax liability was calculated at 38 percent.

  Other noncurrent liabilities--Other liabilities had a net decrease due to the following: 1) The long-term gas balancing liability of $718,000 will be eliminated. (See accrued expenses.) 2) The Brock retirement liability will become vested and increase by $308,000 due to a change in control provision.

  Stockholders' Equity--Key Production will issue approximately 2,800,000 shares of common stock to accomplish the merger, or one Key Production share for each 1.45 Brock share held. Key Production will use treasury shares first (approximately 2,477,691 shares) and then issue new shares (approximately 281,309 shares) for the difference. Additional paid-in capital will be increased based on the average Key Production Common Stock price at the time of the merger announcement.

NOTE 3--EXPENSES OF THE MERGER

  Direct expenses incurred by Key Production in connection with the Merger are considered part of the cost of the company being acquired and will be capitalized. These costs include fees paid to outside consultants for legal, accounting and financial printing services and severance payments and change of control bonuses that will be paid to Brock employees under the terms of Brock's existing plans. The terms of the Brock severance and change of control plans are discussed in more detail in "Certain Terms of the Merger Agreement-- Certain Benefit Plans and Severance."

NOTE 4--PRO FORMA OIL AND GAS RESERVE INFORMATION (UNAUDITED)

  The tables set forth below reflect unaudited pro forma disclosures of certain oil and gas reserve information as of December 31, 1994. The information was prepared from, and should be read in conjunction with, the related information contained in the Key's 1994 10-K and Brock's 1994 10-K that are incorporated by reference into and attached to this Joint Proxy Statement/Prospectus.

Production Information, Average Sales Prices and Production Costs for the Year Ended December 31, 1994

                                                                    Pro Forma
                                                                   ------------
                                                                    Oil    Gas
                                                                   ------ -----
  Production (oil in thousands of barrels and gas in million cubic
   feet)..........................................................    855 6,891
  Average Sales Price (per barrel of oil and per Mcf of gas)...... $14.79 $1.88

  Average Production Cost Per Equivalent Mcf......................     $.80

Productive Wells at December 31, 1994

                                                                Pro Forma
                                                          ----------------------
                                                              Oil        Gas
                                                          ----------- ----------
                                                          Gross  Net  Gross Net
                                                          ----- ----- ----- ----
Midcontinent.............................................   164  34.7  412  66.9
Gulf Coast...............................................   284  35.4  165  24.1
Rocky Mountains..........................................   699  64.3  105   4.2
California...............................................     1    .1  --    --
                                                          ----- -----  ---  ----
                                                          1,148 134.5  682  95.2
                                                          ===== =====  ===  ====

Net acres (pro forma) at December 31, 1994

Developed............................................................... 120,100
Undeveloped............................................................. 546,400

Estimated Quantities of Proved Oil and Gas Reserves at December 31, 1994

                                                                Pro Forma
                                                          ----------------------
                                                          Gas (MMcf) Oil (MBbls)
                                                          ---------- -----------
Total Proved Reserves--Developed and Undeveloped
 Beginning of year.......................................   39,912      3,644
  Revisions of Previous Estimates........................     (942)        71
  Improved Recovery......................................      --         245
  Extensions and Discoveries.............................    5,574        690
  Purchases of Reserves..................................    9,169      2,494
  Production.............................................   (6,891)      (855)
  Sales of Properties....................................     (104)      (148)
                                                            ------      -----
 End of year.............................................   46,718      6,141
                                                            ======      =====
Proved Developed Reserves
 Beginning of year.......................................   26,564      3,428
 End of year.............................................   34,344      5,476

Discounted Future Net Cash Flows and Changes Relating to Proved Reserves at December 31, 1994

                                                                      Pro Forma
(IN THOUSANDS)                                                        ---------
Cash Inflows........................................................  $182,946
Production and Development Costs....................................   (73,921)
Income Tax Expense..................................................   (22,877)
                                                                      --------
Net Cash Flows......................................................    86,148
10% Annual Discount Rate............................................   (28,136)
                                                                      --------
Discounted Future Net Cash Flows....................................  $ 58,012
                                                                      ========
Following are the principal sources of changes in the discounted fu-
 ture net cash flows:
Sales, net of production costs......................................  $(16,191)
Net change in prices and production costs...........................    (5,838)
Extensions, discoveries and improved recovery, net of related
 costs..............................................................     7,989
Change in future development costs..................................      (477)
Revision of quantities..............................................       305
Accretion of discount...............................................     5,129
Change in income taxes..............................................      (514)
Purchases of reserves in place......................................    18,913
Sales of properties.................................................      (550)
Change in production rates and other................................    (1,265)
                                                                      --------
                                                                      $  7,501
                                                                      ========

              PRINCIPAL STOCKHOLDERS OF KEY PRODUCTION AND BROCK

KEY PRODUCTION

  The following table indicates the beneficial ownership as of the Record Date of the Key Production Common Stock by each director, by each person known by Key Production to own more than 5% of the outstanding shares of Key Production Common Stock, Key Production's Chief Executive Officer and Key Production's other executive officers whose total annual salary and bonus exceeds $100,000 and by all directors and executive officers of Key Production as a group. Except as otherwise indicated below, the ownership reflects sole voting and investment power by the beneficial owner.

                                                      PERCENTAGE   PERCENTAGE
                                                       OF CLASS     OF CLASS
                                                        BEFORE       AFTER
                                     SHARES OF       CONSUMMATION CONSUMMATION
                                      COMMON            OF THE       OF THE
   BENEFICIAL OWNER                    STOCK            MERGER       MERGER
   ----------------                  ---------       ------------ ------------
   F.H. Merelli.....................   746,650(1)(4)     7.99%        6.17%
   Cortlandt S. Dietler.............    85,500(2)         .96%         .73%
   Timothy J. Moylan................    90,600(2)        1.02%         .78%
   Monroe W. Robertson..............   181,650(3)(4)     2.02%        1.55%
   All Directors and Executive
    Officers as a Group
    (6 Persons)..................... 1,258,750(5)       12.88%       10.05%

--------
(1) Includes 151,000 shares held in Mr. Merelli's IRA account and options for 500,000 shares, one-third of which vested September 1, 1993, one-third of which vested September 1, 1994, and one-third of which vested on September 1, 1995.
(2) Includes options for 45,000 shares of common stock, one-third of which vested December 9, 1993, one-third of which vested December 9, 1994, and one-third of which vested on December 9, 1995.
(3) Includes options for 150,000 shares of common stock, one-third of which vested January 4, 1994, one-third of which vested January 4, 1995, and one-third of which vested on January 4, 1996.
(4) Includes 25,650 shares held by Messrs. Merelli and Robertson as Trustees of the Company's 401(k) retirement plan.
(5) Includes options for 920,000 shares of common stock, vesting at various dates beginning September 1, 1993.

BROCK

  The following table indicates the beneficial ownership as of the Record Date of the Brock Common Stock, and of Key Production Common Stock after the Merger, by each director of Brock, by each person known by Brock to own more than 5% of the outstanding shares of Brock Common Stock, Brock's Chief Executive Officer and the Brock's other executive officers whose total annual salary and bonus exceeds $100,000 and by all directors and executive officers of Brock as a group. Except as otherwise indicated below, the ownership reflects sole voting and investment power by the beneficial owner.

                                                              PERCENTAGE OF
                                                              KEY PRODUCTION
                                 SHARES OF     PERCENTAGE   COMMON STOCK AFTER
    BENEFICIAL OWNER            COMMON STOCK    OF CLASS  CONSUMMATION OF MERGER
    ----------------            ------------   ---------- ----------------------
   Lawrence E. Brock...........    325,811(a)     8.54%           1.94%
   Lorena Rowan Brock..........    325,811(a)     8.54%           1.94%
   Brock Trust.................    325,811(a)     8.54%           1.94%
   BancOne Forth Worth, Texas,
    Trustee....................    893,658(b)    23.42%           5.31%
   Lawrence E. Brock, III--
    Trust......................     40,000(c)     1.05%            .24%
   Kenneth J. Stucke...........     82,700(d)     2.10%            .49%
   Michael R. Barham...........     35,950(d)      .91%            .21%
   Robin A. Seibert............     34,750(d)      .88%            .20%
   E. Peter Corcoran...........    130,365        3.42%            .77%
   John W. Cooke, R. ..........      1,000         .03%             *
   John W. Owensby.............      5,000         .13%            .02%
   All Directors and Executive
    Officers as a Group
    (8 Persons)................  1,549,234(d)    39.39%           9.44%

--------
*   Less than one hundredth of one percent.
(a) These shares are held in a trust in which Mr. and Mrs. Brock are the beneficiaries. As Trustee, Mr. Brock has voting and dispositive powers with respect to the shares. Mr. Brock's address is 225 Baronne, Suite 700, New Orleans, Louisiana 70112.

(b) These shares are held in an irrevocable trust administered by BancOne, P.O. Box 2050, Fort Worth, Texas 73713. Mr. and Mrs. Brock are the trust beneficiaries. BancOne has voting and dispositive powers with respect to the shares.


(c) These shares are held in a trust for the benefit of Lawrence E. Brock,
    III. Lawrence E. Brock, as Trustee, has voting and dispositive powers with respect to the shares. Mr. and Mrs. Brock disclaim beneficial ownership of these shares.

(d) Includes shares issuable pursuant to stock options exercisable currently or within 60 days as follows: Mr. Stucke, 51,250 shares; Mr. Barham, 33,250 shares; Mr. Seibert, 33,750 shares and all executive officers and directors as a group, 118,250 shares.

                  DESCRIPTION OF KEY PRODUCTION CAPITAL STOCK

GENERAL

  At the Record Date, the authorized capital stock of Key Production consisted of 50,000,000 shares of common stock, of which 8,849,468 shares were outstanding.

  The description set forth below of the Key Production Common Stock constitutes a brief summary of certain provisions of the Key Production Charter and By-Laws, all of which are filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part and are incorporated herein by reference. Such summary does not purport to be complete and is qualified by reference to such documents.

COMMON STOCK

  Each share of Key Production Common Stock has one vote on all matters on which stockholders are entitled or permitted to vote, including the election or removal of directors. Holders of the Key Production Common Stock have no redemption or conversion rights, participate ratably in any distribution of assets to stockholders in liquidation, and have no preemptive or other subscription rights. Cumulative voting is not permitted in the election of directors. Holders of the Key Production Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of Key Production out of funds legally available therefor. All outstanding shares of Key Production Common Stock are, and the shares to be issued pursuant to the Merger Agreement will be, fully paid and nonassessable. American Securities Transfer, Incorporated is the Transfer Agent and Registrar for the Key Production Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Key is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation excluding shares owned by officers or directors of the corporation and by certain employee stock plans, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 3/4% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

                           RESTRICTIONS ON DIVIDENDS

  Under its Credit Agreement with NationsBank, Key Production may not make dividend payments exceeding $100,000 during any fiscal year, nor may dividends exceed $.30 per share. No dividends were paid in 1995 or in 1994 on the Key Production Common Stock.

          COMPARATIVE RIGHTS OF KEY PRODUCTION AND BROCK STOCKHOLDERS

  If the Merger is consummated, the stockholders of Brock will become stockholders of Key Production. The rights of the stockholders of both Key Production and Brock are governed by and subject to the provisions of the DGCL. The rights of current Brock stockholders following the Merger will be governed by the Key Production Charter and Key Production's By-Laws rather than the provisions of the Brock Charter and Brock's By-Laws. The following is a brief summary of certain differences between the rights of Key Production stockholders and the rights of Brock stockholders, and is qualified by reference to the relevant provisions of the DGCL, the Key Production Charter, Key Production's By-Laws, the Brock Charter and Brock's By-Laws.

POWER TO CALL SPECIAL MEETINGS

  Key Production's By-Laws provide that a special meeting of stockholders may be called by a majority of directors then in office or by the Chief Executive Officer of Key Production. Brock's By-Laws provide that a special meeting of stockholders may be called by the President, a majority of the Board of Directors or by the holders of at least two-thirds of the stock entitled to vote at the meeting.

CERTAIN MATTERS PRESENTED AT STOCKHOLDERS MEETINGS BY STOCKHOLDERS

  Key Production's By-Laws require that if a stockholder wishes to nominate directors for election or present matters for consideration at a meeting of stockholders, he generally must give notice to the secretary of Key Production not less than 60 nor more than 90 days before the first anniversary of the preceding year's annual meeting, with certain exceptions, and the notice must contain certain specified information. In order for the stockholders to approve any proposal to request the Board of Directors to take specified action, a majority of the outstanding stock entitled to vote must be voted for the proposal. The Brock Charter and Brock's By-Laws contain no similar restrictions.

  Also see "Description of Key Production Capital Stock."

                        INDEPENDENT PUBLIC ACCOUNTANTS

  It is expected that representatives of Arthur Andersen LLP will be present at the Key Production Special Meeting and representatives of Ernst & Young LLP will be present at the Brock Special Meeting to respond to appropriate questions of stockholders and to make a statement if they so desire.

                                 LEGAL MATTERS

  The validity of the Key Production Common Stock offered hereby has been passed upon for Key Production by Holme Roberts & Owen LLC, Denver, Colorado. Certain tax consequences of the Merger have been passed upon for Brock by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

  The financial statements of Key Production as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, included in Key Production's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority as said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for income taxes as discussed in Note 3 to the financial statements.

  The consolidated financial statements of Brock Exploration Corporation appearing in Brock's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            STOCKHOLDERS' PROPOSALS

  Any proposals of holders of Key Production Common Stock intended to be presented at the Annual Meeting of Stockholders of Key Production to be held in 1997 must be received by Key Production, addressed to the Corporate Secretary at One Norwest Center, 20th Floor, 1700 Lincoln Street, Denver, Colorado 80203-4520, no later than December 31, 1996, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. It is too late for stockholders of Key Production to submit proposals to be presented at the 1996 Annual Meeting.

  If the Merger is not consummated, any proposals of stockholders of Brock intended to be presented at the Annual Meeting of Stockholders of Brock to be held in 1996 must have been received by Brock, addressed to the Secretary at 225 Baronne Street, Suite 700, New Orleans, Louisiana 70112-1707, no later than March 1, 1996, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.
Article 6 of Key Production's Bylaws provides for indemnification of each person who is or was or is threatened to be made a party to any threatened, pending or completed civil, administrative, criminal, arbitrative or investigative action, suit or proceeding because such person is or was a director, officer or employee of Key Production or is or was serving at the request of Key Production as a director, officer, partner, trustee, fiduciary, agent or employee of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise, against judgments, fines, penalties, amounts paid in settlement, reasonable expenses and other liabilities arising in connection with such action, suit or proceeding, to the fullest extent permitted by law.

  Key Production also maintains policies of directors and officers liability insurance.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article IV of the Key Production's Charter contains such a provision.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
   -------                        -----------------------
     2.1*  --Agreement and Plan of Merger dated December 21, 1995 among Key
             Production Company, Inc., Key Acquisition One, Inc. and Brock
             Exploration Corporation (included as Appendix I to the Joint Proxy
             Statement/Prospectus)

     2.2*  --Stockholder Agreement executed by the Lawrence E. Brock and Lorena
             Rowan Brock-Trust No. 2-A

     4.1   --Certificate of Incorporation of Key Production Company, Inc
             (incorporated by reference to Exhibit 3.1 to the Registrant's
             Registration Statement on Form S-4, File No. 33-23533 filed with the SEC on August 5, 1988)

     4.2 --By-Laws of Key Production Company, Inc. (incorporated by reference to Exhibit 3.3 to Form 10-Q of Key Production for quarter ended
             June 30, 1995, File Number 0-17162)

     5.1* --Opinion of Holme Roberts & Owen LLC regarding the legality of the securities

     8.1*  --Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
             L.L.P., New Orleans, Louisiana regarding tax matters

    23.1   --Consent of Holme Roberts & Owen LLC (set forth in Exhibit 5.1)

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBITS
   -------                       -----------------------
    23.2   --Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
             L.L.P., New Orleans, Louisiana (set forth in Exhibit 8.1)
    23.3*  --Consent of Arthur Andersen LLP (Key Production)
    23.4*  --Consent of Ernst & Young LLP (Brock)
    23.5*  --Consent of Stephens Inc.
    23.6*  --Consent of Ryder Scott Company Petroleum Engineers (Brock)
    23.7*  --Consent of Ryder Scott Company Petroleum Engineers (Key
             Production)
    99.1*  --Form of Key Production Proxy
    99.2*  --Form of Brock Proxy

--------

* Filed with the original Form S-4 filed on February 13, 1996.

(b) Financial Statement Schedules:

  None required.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective; and

    (2) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON FEBRUARY 14, 1996.

                                          Key Production Company, Inc.


                                By:              /s/ F.H. Merelli
                                    --------------------------------------------
                                                    F.H. MERELLI
                                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  Each person whose signature appears below does hereby make, constitute and appoint each of F.H. Merelli and Monroe W. Robertson as such person's true and lawful attorney-in-fact and agent, with full power of substitution, resubstitution and revocation to execute, deliver and file with the Securities and Exchange Commission, for and on such person's behalf, and in any and all capacities, this Registration Statement on Form S-4, and any and all amendments (including post-effective amendments) thereto, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or such person's substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 14, 1996.

         NAME AND SIGNATURE                               TITLE
         ------------------                               -----

          /s/ F.H. Merelli                Chairman, President and Chief
-------------------------------------      Executive Officer (Principal
            F.H. MERELLI                   Executive Officer)

       /s/ Monroe W. Robertson            Senior Vice President and Secretary
-------------------------------------      (Principal Financial Officer)
         MONROE W. ROBERTSON

        /s/ Cathy L. Anderson             Controller (Principal Accounting
-------------------------------------      Officer)
          CATHY L. ANDERSON

      /s/ Cortlandt S. Dietler            Director
-------------------------------------
        CORTLANDT S. DIETLER

        /s/ Timothy J. Moylan             Director
-------------------------------------
          TIMOTHY J. MOYLAN

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         DESCRIPTION OF EXHIBITS
 -------                        -----------------------
   2.1*  --Agreement and Plan of Merger dated December 21, 1996 among Key
           Production Company, Inc., Key Acquisition One, Inc. and Brock
           Exploration Corporation (included as Appendix I to the Joint Proxy
           Statement/Prospectus)

   2.2*  --Stockholder Agreement executed by the Lawrence E. Brock and Lorena
           Rowan Brock-Trust No. 2-A

   4.1   --Certificate of Incorporation of Key Production Company, Inc.
           (incorporated by reference to Exhibit 3.1 to the Registrant's
           Registration Statement on Form S-4, File No. 33-23533 filed with the
           SEC on August 5, 1988)

   4.2 --By-Laws of Key Production Company, Inc. (incorporated by reference to Exhibit 3.3 to Form 10-Q of Key Production for quarter ended June
           30, 1995, File Number 0-17162)

   5.1* --Opinion of Holme Roberts & Owen LLC regarding the legality of the securities

   8.1*  --Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P., New Orleans, Louisiana regarding tax matters

  23.1   --Consent of Holme Roberts & Owen LLC (set forth in Exhibit 5.1)

  23.2   --Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P., New Orleans, Louisiana (set forth in Exhibit 8.1)

  23.3*  --Consent of Arthur Andersen LLP (Key Production)

  23.4*  --Consent of Ernst & Young LLP (Brock)

  23.5*  --Consent of Stephens Inc.

  23.6*  --Consent of Ryder Scott Company Petroleum Engineers (Brock)

  23.7*  --Consent of Ryder Scott Company Petroleum Engineers (Key Production)

  99.1*  --Form of Key Production Proxy

  99.2*  --Form of Brock Proxy

--------

* Filed with the original Form S-4 filed on February 13, 1996.